
2012 Annual Report

Essential to care™



CardinalHealth

Essential to care™

Dear Shareholders of Cardinal Health:

Fiscal 2012 was a year of considerable accomplishments. We achieved virtually all of our financial goals, including those for revenues, operating profit, earnings per share (EPS), margin rate growth and capital efficiency. We made excellent progress on our strategic priorities and continued to strengthen our organization by focusing on talent development and adding world-class leadership in key roles.



Specifically, full-year fiscal 2012 revenues were up 5 percent to $107.6 billion, with non-GAAP operating earnings up 13 percent to $1.9 billion.[1] Non-GAAP diluted earnings per share from continuing operations were $3.21, a 15 percent increase.

In addition, our organization did another excellent job managing working capital, generating $1.2 billion in cash from operations for the full year. We returned $750 million of cash to shareholders in 2012, through both our differentiated dividend payout and share repurchases. We took advantage of opportunities to make a few small acquisitions to expand our market penetration, product offerings and market coverage, deploying $174 million for acquisitions. Our balance sheet remains an important asset, as we ended the year with $2.3 billion in cash.

It was also a year which brought its challenges, some foreseen, like commodity costs, and some others unexpected, particularly our issues with the Drug Enforcement Administration around controlled drug policy. But through this, we continue to grow, learn and adjust — a necessary ingredient for any thriving organization with bold long-term aspirations.

[1]See page 12 for a reconciliation of the differences between the non-GAAP financial measures and the most directly comparable GAAP financial measures.



Pharmaceutical segment highlights

Our Pharmaceutical segment recorded another exceptional year with revenue growth of 4 percent to $97.9 billion and segment profit up 17 percent to $1.6 billion. Generic pharmaceutical programs, including new product launches, the positive impact of acquisitions and increased margin under branded pharmaceutical agreements contributed to segment profit growth.

Consistent with our strategy to build additional balance in our customer base and grow our generics business, we recently gained the opportunity to serve another 500 pharmacies through the acquisition of Dik Drug, a regional wholesaler. We ended the year with non-bulk sales comprising 59 percent of total sales, up from about 51 percent three years ago, a shift that also improved profit margin.

While demand in the low energy side of our nuclear business remained soft in 2012, indicative of the industry's macroeconomic and reimbursement trends, the Positron Emission Topography (PET) business continued to show growth. And our Specialty Solutions group posted another year of robust revenue growth, in excess of 50 percent. The business continues to build important relationships with biopharmaceutical companies, providers and payors by offering innovative and value-enhancing programs, as evidenced by increased revenues from both new and existing customers.



Medical segment highlights

Revenue increased 8 percent to $9.6 billion for our Medical segment. Profit was $332 million, down 11 percent due to the expected commodity input cost headwind and costs associated with investment in our medical business systems transformation. We were pleased the Medical segment returned to profit growth in the fourth quarter of 2012 and we believe that the segment is positioned for solid double-digit growth in 2013. The commodity headwinds appear to have subsided and we expect to reap some of the benefits from our 2012 systems installation through improved margins and lower inventories.

Our 2012 stream of product launches — designed to bring quality, value and enhanced clinical benefits to our customers — was well-received. Preferred products, including Cardinal Health-branded products, grew faster than the rest of our product portfolio. We continue to expand our preferred products program, building out new product categories with Cardinal Health-branded products, as well as select national brands. From a channel perspective, Ambulatory Care — physician offices, surgery centers and other sub-acute markets — recorded strong growth.

International highlights

From an international perspective, our Canadian business recorded double-digit revenue growth. The integration of Futuremed Healthcare Products Corp., our 2012 acquisition in the Canadian long-term care market, complements our existing acute care medical-surgical platform and is progressing well. Our business in China once again posted double-digit revenue growth. We have now grown our footprint there to include 11 distribution sites and expanded our Chinese platform to include consumer healthcare products for retail pharmacies, direct-to-patient specialty distribution and medical device distribution.

Repositioning Cardinal Health — Achievements realized; the path ahead

The work we completed in fiscal year 2012 continued to move us down a path we started on three years ago when we spun off CareFusion and set in motion a plan to transform Cardinal Health. It began with ensuring that we were executing flawlessly on our commitments to customers, partners and investors. The plan also called for initiatives focused on leveraging our strengths, while aligning with our goal of improving the cost-effectiveness of healthcare. A review of our efforts on these initiatives is not only a look at where we've been, but where we're going:

- **Expanding our footprint in retail independent pharmacy:** Important to balancing our business mix, today we serve over 7,500 independent pharmacies, a group that three years ago numbered around 4,000.
- **Building on our strong nuclear growth platform:** We now possess a significantly broader network of PET facilities and a first-of-its-kind innovation laboratory and collaboration center, positioning us to grow and benefit from the exciting developments in neuroscience and oncology. We have grown our PET doses at a compound annual growth rate of 16 percent since fiscal 2008. Our national network of nuclear pharmacies and cyclotrons positions us well to take advantage of future growth in this area.
- **Expanding our presence in the fast-growth specialty pharmaceutical area:** Our Specialty Solutions group today serves more than 1,700 oncologists through almost 400 oncology practices and in excess of 150 urology practices — all customers with which we had virtually no presence just a few years ago. We continue to gain traction in the focus areas of oncology, rheumatology and urology. We are offering innovative solutions to the challenges faced by payors and providers in treating complex diseases.
- **Building our business in ambulatory settings:** As care continues to move toward more efficient and specialized settings, we have grown our footprint in these channels. We will continue to expand our position across the continuum of care.
- **Enhancing margin opportunities through our Medical segment preferred products programs:** Our focus on product category expertise, sourcing and product-mix strategies has helped us deliver significant value to our customers and suppliers, while contributing to our margin.
- **Leveraging the recently built Medical technology infrastructure:** This investment should allow us to marshal the full capabilities of the Cardinal Health portfolio to create value for our customers, replacing a legacy patchwork of systems which, in the past, made it difficult to work across business lines.
- **Building China business into a global growth platform:** Our fiscal 2011 acquisition in China positions us to serve this enormous population and will serve as a growth platform for multiple business lines and for innovation. We continue to build out our geographic presence in this key market both organically and through regional acquisitions.

To date, these operational and strategic accomplishments have helped us achieve the financial goals we shared with investors during our December 2010 Investor Day, including the long-term achievement of a compound annual non-GAAP diluted EPS growth rate and operational Total Shareholder Return (TSR) of at least 10 percent and 11 percent, respectively.[2] As we end our fiscal year 2012, I'm proud to report that we have tracked well ahead of those trajectories in 2011 and 2012 and remain committed to those long-term goals.

[2]Operational TSR is defined as EPS growth plus dividend yield.

The Healthcare Landscape — Our critical role

This is an extraordinary time in healthcare. A number of forces are coming together which are likely to reshape the environment in which we compete. Our nation is experiencing a dramatic demographic shift with the baby boom generation reaching Medicare-eligibility age in record numbers. At the same time, issues of public health have contributed to a population more likely to suffer from chronic disease. Given these forces, and in the absence of thoughtful change in the way we deliver, consume and pay for healthcare, our nation runs the risk that the growth of our spending on healthcare will "crowd out" investments necessary to drive innovation and our economy.

This year's landmark Supreme Court ruling on the Affordable Care Act upholding most provisions of the law will mean that in the next 12 months a number of those provisions are expected to kick into place. But we recognize that healthcare is complex and personal, and the legislation created to reform healthcare is for some Americans an imperative and, for others, a threat to the system they know.

Regardless of whether change occurs through legislation or market forces, change would seem inescapable. We see care becoming more coordinated, delivered in more cost-effective settings and driven by incentives increasingly linked to outcomes, rather than activities. Information which allows coordination and clinical best practices will be preferred. Finally, consumers are likely to be more active participants in managing their own health and healthcare choices.

Cardinal Health is well-positioned to play a critical role in this changing landscape:

- We will redouble our focus on productivity to efficiently support the additional patients in the system and deal with the corresponding pressures to reduce healthcare costs.
- We will use our scale, our broad reach across the system and our portfolio of services and products to help bring coordination and efficiency.
- We will continue to innovate around new ways to create system efficiency and help all of our partners, both upstream and downstream, provide high-quality care in the most cost-effective way.

These are the things around which we will mobilize in fiscal year 2013.

I would like to thank all of our employees for their contributions this past year. Working in healthcare is a privilege, but also a responsibility. Our people take this responsibility very seriously. I see this every day through their commitment to their customers and to their communities.

We enter fiscal 2013 in a strong position — with the scale and reach to help shape our markets, with deep healthcare experience and insight, and with a commitment to making healthcare more cost-effective so our customers can focus on their patients. This is what will drive long-term customer and shareholder value. I thank all of our customers, business partners and shareholders for their continued support.

Sincerely,



George S. Barrett
Chairman and CEO
Cardinal Health, Inc.

New thinking for a new world

Consolidated financials



Overall
Operating earnings
Diluted EPS from continuing operations
98.50
102.64
107.55
FY10 FY11 FY12
Revenue
$ billions
1.31
1.51
1.79
FY10 FY11 FY12
GAAP
$ billions
1.39
1.64
1.87
FY10 FY11 FY12
Non-GAAP*
$ billions
1.62
2.74
3.06
FY10 FY11 FY12
GAAP
$ dollars
2.24
2.80
3.21
FY10 FY11 FY12
Non-GAAP*
$ dollars

Powerful forces are driving change in healthcare today, and how providers adapt will determine their success in the years ahead. As the business behind healthcare, Cardinal Health creates solutions that help customers succeed in this new world, operating more cost-effectively while improving safety and efficiency. So clinicians can remain focused on what matters most: taking care of patients.

Cardinal Health is helping providers meet the cost and quality challenges of healthcare today.

We are a new kind of healthcare services company, thinking in new ways to help providers serve patients across the continuum of care — and tailoring innovative tools to help them address clinical, business and financial challenges. No matter where healthcare is delivered, we're prepared to help our customers thrive.

Segment financials

Pharmaceutical segment


89.79
93.74
97.93
FY10 FY11 FY12
Revenue
$ billions
1.01
1.33
1.56
FY10 FY11 FY12
Segment profit
$ billions

Medical segment


8.75
8.92
9.64
FY10 FY11 FY12
Revenue
$ billions
429
373
332
FY10 FY11 FY12
Segment profit
$ millions

*See the GAAP/non-GAAP reconciliation information on page 12 in this annual report for a reconciliation of non-GAAP measures to the comparable GAAP measures.


Surgery
Centers


Imaging


Physician
Offices




Home
Healthcare

The


Pharmacies


Laboratories


Hospitals

Hospitals

We are the single-source solution for acute care business operations, offering hospitals and health systems the comprehensive resources they need to help improve processes, streamline operations and simplify distribution. Our pharmaceutical, medical-surgical and laboratory offerings help hospitals reduce inefficiencies and improve the cost-effectiveness of healthcare.

Surgery Centers

As more care moves from acute to non-acute settings, we are providing consistent, reliable service to support patient care. Our integrated inventory management and ordering solutions make back-office operations easier and more efficient, so our customers have the right products for the right patients at the right time.

Home Healthcare

We are the complete business solution for home healthcare agencies and respiratory care providers. We work with our customers to streamline business operations — improving workflow and costs, while making product selection, online ordering and inventory management easier. We work with home healthcare agencies to provide more convenient shipping points, helping them reduce inventory costs and travel expenses.

Laboratories

We combine science with business, having deep expertise in both clinical diagnostics and supply chain logistics. Our laboratory consultants help lab managers make more informed decisions faster, as they focus on clinical efficacy while lowering costs. With our breadth of products and services, we find solutions that meet our customers' needs while lowering supply chain costs by as much as 20 percent.

By supporting providers across the healthcare continuum, Cardinal Health is uniquely positioned to help shape the future. With our scale and broad reach across the entire system, we make care everywhere more cost-effective, so our customers can focus on their patients.

Business behind healthcare

Pharmacies

Every day, we ensure that our hospital, retail independent and retail chain pharmacy customers have a consistent, reliable supply of the pharmaceuticals their customers need. And we provide logistics and inventory solutions along with business and marketing support to help make it easy for them to run their businesses.

Imaging

As the leading provider of unit-dose radiopharmaceuticals in the United States, we manufacture, compound, dispense and deliver more than 12 million time-critical, patient-specific doses annually — knowing that every moment counts toward earlier diagnoses, quicker treatments and better outcomes. And our Center for the Advancement of Molecular Imaging helps our partners accelerate the development and commercialization of new radiopharmaceuticals to diagnose and treat disease.

Physician Offices

Cardinal Health equips our physician office customers with advanced business tools to automate processes and contain costs, so practices have the freedom to focus less on the daily details of running a business and more on patient care. We also help connect community-based specialists and payors across the country to leverage clinically proven, evidence-based treatment protocols promoting the delivery of high quality, cost-effective patient care.





Cardinal Health is a healthcare services company

that improves the cost-effectiveness of healthcare. As the business behind healthcare, Cardinal Health helps pharmacies, hospitals, ambulatory surgery centers and physician offices focus on patient care while reducing costs, enhancing efficiency and improving quality.

$107.6 billion in annual revenue

$1.9 billion in non-GAAP operating earnings

21 on Fortune 500 list

32,500 employees in **10** countries

$10 million in corporate and Foundation funding and more than **$5 million** in products provided to help improve healthcare and our communities



Cardinal Health is an essential link in the healthcare supply chain, providing pharmaceuticals and medical products to healthcare providers each day. The company is also a leading manufacturer of medical and surgical products and operates the nation's largest network of radiopharmacies.

Board of directors



Colleen F. Arnold (N)
Senior Vice President, Application Management Services, IBM Global Business Services of International Business Machines Corp.



George S. Barrett (E)
Chairman and Chief Executive Officer, Cardinal Health, Inc.



Glenn A. Britt (E,A)
Chairman and Chief Executive Officer, Time Warner Cable, Inc.



Carrie S. Cox (A)
Chief Executive Officer, Humacyte, Inc.
Former Executive Vice President and President of Global Pharmaceuticals, Schering-Plough Corp.



Calvin Darden (H)
Retired Senior Vice President, U.S. Operations, United Parcel Service, Inc.



Bruce L. Downey (A)
Partner, New Spring Health Capital II, LP
Retired Chairman and Chief Executive Officer, Barr Pharmaceuticals, Inc.



John F. Finn (E,A,N)
President and Chief Executive Officer, Gardner, Inc.



Clayton M. Jones
Chairman, President and Chief Executive Officer, Rockwell Collins, Inc.



Gregory B. Kenny (E,H,N)
President and Chief Executive Officer, General Cable Corp.



David P. King (A)
Chairman, President and Chief Executive Officer, Laboratory Corp. of America Holdings



Richard C. Notebaert (E,H,N)
Retired Chairman and Chief Executive Officer, Qwest Communications International, Inc.



David W. Raisbeck* (E,H,N)
Retired Vice Chairman, Cargill, Inc.



Jean G. Spaulding, M.D. (H)
Private medical practice

A: Audit Committee member
E: Executive Committee member
H: Human Resources and Compensation Committee member
N: Nominating and Governance Committee member

*Mr. Raisbeck has decided not to stand for re-election when his term expires at the 2012 Annual Meeting of Shareholders


Executive team

George S. Barrett
Chairman and Chief Executive Officer

Shelley A. Bird
Executive Vice President,
Public Affairs

Mark R. Blake
Executive Vice President,
Strategy and Corporate Development

Donald M. Casey Jr.
Chief Executive Officer,
Medical segment

Stephen T. Falk
Executive Vice President,
General Counsel and Corporate Secretary

Jeffrey W. Henderson
Chief Financial Officer

Michael C. Kaufmann
Chief Executive Officer,
Pharmaceutical segment

Craig S. Morford
Chief Legal and Compliance Officer

Patricia B. Morrison
Chief Information Officer

Mark E. Rosenbaum
Chief Customer Officer

Carole S. Watkins
Chief Human Resources Officer

Cardinal Health, Inc. and subsidiaries GAAP / Non-GAAP reconciliation

(in millions, except per Common Share amounts)

Fiscal year 2012	GAAP	Restructuring and employee severance	Acquisition-related costs	Impairments and loss on disposal of assets	Litigation (recoveries) / charges, net	Other spin-off costs	Gain on sale of CareFusion stock	Non-GAAP
Operating earnings								
Amount	$1,792	$21	$33	$21	$(3)	$2	—	$1,866
Growth rate	18%							13%
Diluted EPS from continuing operations								
Amount	$3.06	$0.04	$0.07	$0.04	$(0.01)	—	—	$3.21
Growth rate	12%							15%

Fiscal year 2011	GAAP	Restructuring and employee severance	Acquisition-related costs	Impairments and loss on disposal of assets	Litigation (recoveries) / charges, net	Other spin-off costs	Gain on sale of CareFusion stock	Non-GAAP
Operating earnings								
Amount	$1,514	$15	$90	$9	$6	$10	—	$1,644
Growth rate	16%							18%
Diluted EPS from continuing operations								
Amount	$2.74	$0.03	$0.19	$0.02	$0.02	$0.02	$(0.21)	$2.80
Growth rate	69%							25%

Fiscal year 2010	GAAP	Restructuring and employee severance	Acquisition-related costs	Impairments and loss on disposal of assets	Litigation (recoveries) / charges, net	Other spin-off costs	Gain on sale of CareFusion stock	Non-GAAP
Operating earnings								
Amount	$1,307	$91	$19	$29	$(62)	$11	—	$1,394
Growth rate	1%							(3)%
Diluted EPS from continuing operations								
Amount	$1.62	$0.16	$0.04	$0.09	$(0.11)	$0.56	$(0.12)	$2.24
Growth rate	(23)%							(2)%

The sum of the components may not equal the total due to rounding.

Important notice regarding forward-looking statements

This annual report contains forward-looking statements addressing expectations, prospects, estimates and other matters that are dependent upon future events or developments. These statements may be identified by words such as "expect," "anticipate," "intend," "plan," "believe," "will," "should," "could," "would," "project," "continue," likely, " and similar expressions, and include statements reflecting future results or guidance, statements of outlook and expense accruals. These matters are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. These risks and uncertainties include competitive pressures in Cardinal Health's various lines of business; the loss of one or more key customer or supplier relationships or changes to the terms of those relationships; the timing of generic and branded pharmaceutical introductions and the frequency or rate of pharmaceutical price appreciation or deflation; uncertainties due to government healthcare reform including federal healthcare reform legislation; changes in the distribution patterns or reimbursement rates for healthcare products and services; the effects of any investigation or action by any regulatory authority; changes in the cost of commodities such as oil-based resins, cotton, latex and diesel fuel; and uncertainties concerning Cardinal Health's ability to achieve the expected benefits of its Medical segment's business transformation project. Cardinal Health is subject to additional risks and uncertainties described in Cardinal Health's Form 10-K, Form 10-Q and Form 8-K reports and exhibits to those reports. This annual report reflects management's views as of August 22, 2012. Except to the extent required by applicable law, Cardinal Health undertakes no obligation to update or revise any forward-looking statement.



CardinalHealth

Essential to care™

2012 Financial Results

Table of Contents **Page**

Business Overview

General

As used in this annual report, "we," "our," "us" and similar pronouns refer to Cardinal Health, Inc. and its subsidiaries, unless the context requires otherwise. We are a healthcare services company providing pharmaceutical and medical products and services that help pharmacies, hospitals, surgery centers, physician offices and other healthcare providers focus on patient care while reducing costs, enhancing efficiency and improving quality.

Our fiscal year ends on June 30. References to fiscal 2012, 2011 and 2010 are to the fiscal years ended June 30, 2012, 2011 and 2010, respectively. Except as otherwise specified, information in this report is provided as of June 30, 2012.

Pharmaceutical Segment

In the United States, including Puerto Rico, the Pharmaceutical segment:

- distributes branded and generic pharmaceutical, over-the-counter healthcare, and consumer products through its pharmaceutical distribution business to retailers (including chain and independent drug stores and pharmacy departments of supermarkets and mass merchandisers), hospitals, and other healthcare providers (including mail order pharmacies). This business:
  - maintains prime vendor relationships that streamline the purchasing process resulting in greater efficiency and lower costs for our customers; and
  - renders services to pharmaceutical manufacturers including distribution, inventory management, data reporting, new product launch support, and contract pricing and chargeback administration.
- operates nuclear pharmacies and cyclotron facilities that manufacture, prepare and deliver radiopharmaceuticals for use in nuclear imaging and other procedures in hospitals and clinics;
- distributes specialty pharmaceutical products and provides services to pharmaceutical manufacturers, third-party payors and healthcare service providers supporting the marketing, distribution, and payment for specialty pharmaceutical products;
- franchises retail pharmacies under the Medicine Shoppe® and Medicap® brands; and
- provides pharmacy services to hospitals and other healthcare facilities.

In China, the Pharmaceutical segment distributes branded, generic and specialty pharmaceuticals, over-the-counter and consumer products as well as provides logistics, marketing and other services through Cardinal Health China.

Medical Segment

The Medical segment distributes a broad range of medical, surgical and laboratory products to hospitals, surgery centers, laboratories, physician offices and other healthcare providers in the United States, Canada and China. This segment also manufactures, sources and develops its own line of private brand medical and surgical products. Manufactured products include: single-use surgical drapes, gowns and apparel; exam and surgical gloves; and fluid suction and collection systems. The segment also offers sterile and non-sterile procedure kits. Our manufactured products are sold directly or through third-party distributors in the United States, Canada, Europe, South America and the Asia/Pacific region. In addition, the segment provides supply chain services, including spend management, distribution management, and inventory management services, to healthcare providers.

Selected Financial Data

The consolidated financial data below includes all business combinations as of the date of acquisition that occurred during these periods. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(in millions, except per Common Share amounts)	**2012**	2011	2010	2009	2008
Earnings Data:					
Revenue	**$ 107,552**	$ 102,644	$ 98,503	$ 95,992	$ 87,408
Earnings from continuing operations	**$ 1,070**	$ 966	$ 587	$ 758	$ 847
Earnings/(loss) from discontinued operations (1)	**(1)**	(7)	55	394	454
Net earnings	**$ 1,069**	$ 959	$ 642	$ 1,152	$ 1,301
Basic earnings/(loss) per Common Share:					
Continuing operations	**$ 3.10**	$ 2.77	$ 1.64	$ 2.12	$ 2.37
Discontinued operations (1)	**—**	(0.02)	0.15	1.10	1.26
Net basic earnings per Common Share	**$ 3.10**	$ 2.75	$ 1.79	$ 3.22	$ 3.63
Diluted earnings/(loss) per Common Share:					
Continuing operations	**$ 3.06**	$ 2.74	$ 1.62	$ 2.10	$ 2.33
Discontinued operations (1)	**—**	(0.02)	0.15	1.08	1.24
Net diluted earnings per Common Share	**$ 3.06**	$ 2.72	$ 1.77	$ 3.18	$ 3.57
Cash dividends declared per Common Share	**0.8825**	0.800	0.720	0.595	0.500
Balance Sheet Data:					
Total assets	**$ 24,260**	$ 22,846	$ 19,990	$ 25,119	$ 23,448
Long-term obligations, less current portion	**2,418**	2,175	1,896	3,272	3,682
Shareholders' equity (2)	**6,244**	5,849	5,276	8,725	7,748

(1) On August 31, 2009, we separated the clinical and medical products businesses from our other businesses through a pro rata distribution to shareholders of 81 percent of the then outstanding common stock of CareFusion Corporation (the "Spin-Off") and met the criteria for classification of these businesses as discontinued operations. During the fourth quarter of fiscal 2009, we committed to plans to sell our United Kingdom-based Martindale injectable manufacturing business within our Pharmaceutical segment, and met the criteria for classification of this business as discontinued operations. For additional information regarding discontinued operations, see Note 5 of the "Notes to Consolidated Financial Statements."

(2) As noted above, on August 31, 2009, we completed the distribution to our shareholders of 81 percent of the then outstanding common stock of CareFusion Corporation ("CareFusion") and retained the remaining 41 million shares of CareFusion common stock. The distribution of CareFusion common stock to our shareholders resulted in the recognition of a $3.7 billion non-cash dividend.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis presented below refers to, and should be read in conjunction with, the consolidated financial statements and related notes included in this annual report. Unless otherwise indicated, throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, we are referring to our continuing operations.

Overview

We are a healthcare services company providing pharmaceutical and medical products and services that help pharmacies, hospitals, surgery centers, physician offices and other healthcare providers focus on patient care while reducing costs, enhancing efficiency and improving quality. We report our financial results in two segments: Pharmaceutical and Medical.

During fiscal 2012, we achieved revenue of $107.6 billion and increased our operating earnings by 18 percent to $1.8 billion. Our growth in revenue was due to increased volume from existing customers ($2.4 billion) and acquisitions ($2.4 billion). The increase in operating earnings reflects strong performance in our Pharmaceutical segment generic programs, the positive impact of acquisitions, and a $71 million gain realized upon adjusting the contingent consideration obligation associated with the P4 Healthcare acquisition. Earnings from continuing operations were up 11 percent for the twelve months ended June 30, 2012 due to the factors discussed above.

Our cash and equivalents balance was $2.3 billion as of June 30, 2012, compared to $1.9 billion as of June 30, 2011. The increase in cash and equivalents was primarily attributable to net cash provided by operating activities of $1.2 billion, partially offset by share repurchases of $450 million and cash dividends of $300 million. We plan to continue to execute a balanced deployment of available capital to position ourselves for sustainable competitive advantage and to enhance shareholder value.

Trends

Within our Pharmaceutical segment, we expect revenue to decrease in fiscal 2013. The factors contributing to this decrease include reduced revenue as a result of branded-to-generic pharmaceutical conversions and the expiration on September 30, 2012 of our pharmaceutical distribution contract with Express Scripts, Inc. Branded-to-generic pharmaceutical conversions impact our revenues because generic pharmaceuticals generally sell at a lower price than the corresponding branded product and because some of our customers source generic products directly from manufacturers rather than purchasing from us. Our contract with Express Scripts, Inc. was not renewed in connection with the combined pharmaceutical distribution contract that was not awarded to us following that company's merger with Medco Health Solutions, Inc. We recognized approximately $9.0 billion of revenue from sales to Express Scripts, Inc. in fiscal 2012, all of which was classified as bulk sales.

In our Pharmaceutical segment, we also anticipate fewer significant new generic pharmaceutical product launches in fiscal 2013. However, the impact of these launches on our gross margin can vary depending on the timing, size and number of entrants.

Within our Medical segment, variability in the cost of commodities such as oil-based resins, cotton, latex, diesel fuel and other commodities can have a significant impact on the cost of products sold. Although commodity prices fluctuate, we do not expect changes in commodity prices to have a significant impact on our year-over-year results of operations in fiscal 2013.

The Patient Protection and Affordable Care Act includes a tax to be paid by medical device manufacturers equal to 2.3 percent of the price for which manufacturers sell their products, which is scheduled to begin January 1, 2013. We manufacture and sell devices that, based on the currently proposed rules, will be subject to this tax. There have been proposals to repeal this tax and modify the proposed rules, which if adopted, may reduce the impact of this tax on us.

Acquisitions

We have completed several acquisitions since July 1, 2009, the largest of which were Kinray, Inc. ("Kinray"), Healthcare Solutions Holding, LLC ("P4 Healthcare") and Cardinal Health China, each of which was completed in fiscal 2011. In this Management's Discussion and Analysis, we identify the contribution of an acquisition until the one-year anniversary of the acquisition. Using this definition, for fiscal 2012 and 2011, acquisitions contributed revenues of $2.4 billion and $2.9 billion, respectively, and operating earnings of $79 million and $61 million, respectively.

See Note 2 of the "Notes to Consolidated Financial Statements" for more information on acquisitions.

Spin-Off of CareFusion

Effective August 31, 2009, we separated our clinical and medical products business through the distribution to our shareholders of 81 percent of the then outstanding common stock of CareFusion and retained the remaining 41 million shares of CareFusion common stock. During fiscal 2011 and 2010, we disposed of 30 million and 11 million shares of CareFusion common stock, respectively.

We entered into a separation agreement with CareFusion on July 22, 2009 to effect the Spin-Off and provide a framework for our relationship with CareFusion after the Spin-Off. In addition, on August 31, 2009, we entered into a transition services agreement, a tax matters agreement and an accounts receivable factoring agreement with CareFusion, among other agreements.

Under the transition services agreement, during fiscal 2012, 2011 and 2010, we recognized $3 million, $65 million and $99 million, respectively, in transition service fee income.

Under the tax matters agreement, CareFusion is obligated to indemnify us for certain tax exposures and transaction taxes prior to the Spin-Off. The indemnification receivable was $265 million and $264 million at June 30, 2012 and 2011, respectively, and is included in other long-term assets in the consolidated balance sheets.

Under the accounts receivable factoring agreement, during fiscal 2011 and 2010, we purchased $460 million and $606 million of CareFusion trade receivables, respectively. The accounts receivable factoring arrangement expired on April 1, 2011.

Results of Operations

Revenue

	Change		Revenue		
(in millions)	**2012**	2011	**2012**	2011	2010
Pharmaceutical	**4%**	4%	**$ 97,925**	$ 93,744	$ 89,790
Medical	**8%**	2%	**9,642**	8,922	8,750
Total Segment	**5%**	4%	**$ 107,567**	$ 102,666	$ 98,540
Corporate	**N.M.**	N.M.	**(15)**	(22)	(37)
Consolidated	**5%**	4%	**$ 107,552**	$ 102,644	$ 98,503

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2012 Compared to Fiscal 2011

Pharmaceutical Segment

Revenue was positively impacted during fiscal 2012 by acquisitions ($2.3 billion) and increased sales to existing customers ($2.0 billion).

Revenue from bulk sales was $40.2 billion and $41.9 billion for fiscal 2012 and 2011, respectively. During fiscal 2012, revenue from bulk sales decreased 4 percent as a result of the conversion of branded pharmaceuticals to generic pharmaceuticals as well as a shift in sales mix for certain retail chain pharmacy customers to non-bulk from bulk. Revenue from non-bulk sales was $57.7 billion and $51.8 billion for fiscal 2012 and 2011, respectively. Revenue from non-bulk sales increased 11 percent during fiscal 2012, primarily due to acquisitions and the previously mentioned shift in sales.

Medical Segment

Revenue was positively impacted during fiscal 2012 by increased volume from existing customers ($335 million), including the positive impact from sales of self-manufactured and private brand products and the transition during the fourth quarter of fiscal 2011 of our relationship with CareFusion from a fee-for-service arrangement to a traditional distribution model ($131 million). This transition had minimal impact on Medical segment profit.

Fiscal 2011 Compared to Fiscal 2010

Pharmaceutical Segment

During fiscal 2011, Pharmaceutical revenue was positively impacted by acquisitions, net of divestitures ($2.7 billion) and increased sales to existing customers ($1.8 billion). Revenue was negatively impacted by losses of customers in excess of gains ($584 million).

Medical Segment

Medical revenue was positively impacted during fiscal 2011 by increased volume from existing customers ($354 million). These revenue gains were partially offset by the impact of lost customers in excess of gains ($165 million) and decreased volume as a result of strong demand for flu-related products in the prior year ($51 million).

Cost of Products Sold

Consistent with the increases in revenue, our cost of products sold increased $4.5 billion, or 5 percent, during fiscal 2012 and increased by $3.8 billion, or 4 percent, during fiscal 2011. See the following gross margin discussion for additional drivers impacting cost of products sold.

Gross Margin

	Change		Gross Margin		
(in millions)	2012	2011	2012	2011	2010
Gross margin	9%	10%	$ 4,541	$ 4,162	$ 3,781

Fiscal 2012 Compared to Fiscal 2011

Pharmaceutical Segment

Gross margin increased $335 million in fiscal 2012.

Strong performance in our generic pharmaceutical programs, including the impact of new product launches, increased gross margin by $287 million.

Acquisitions positively impacted gross margin by $122 million.

Increased margin under branded and generic manufacturer agreements (exclusive of related volume impact) had a positive impact on gross margin of $49 million, due in part to price appreciation on a few specific generic pharmaceutical products.

Pharmaceutical distribution customer pricing changes, including rebates (exclusive of the related volume impact), adversely impacted gross margin by an estimated $179 million. The adverse impact of these customer pricing changes was partially offset by product mix, sourcing programs and other sources of margin.

Medical Segment

Gross margin increased $47 million in fiscal 2012.

Favorable product sales mix and increased sales volume resulted in a $100 million favorable impact to gross margin.

Increased cost of oil-based resins, cotton, latex, and other commodities used in our self-manufactured products decreased gross margin by $66 million.

Fiscal 2011 Compared to Fiscal 2010

Pharmaceutical Segment

Gross margin increased $446 million in fiscal 2011.

Strong performance in our generic pharmaceutical programs, including the impact of new product launches, increased gross margin by $239 million.

Acquisitions, net of divestitures, positively impacted gross margin by $198 million.

Increased margin from branded pharmaceutical agreements (exclusive of the related volume impact) had a positive impact on gross margin of $72 million. The increase was primarily due to our performance under distribution service agreements and the transition of certain vendors to distribution service agreements.

Pharmaceutical distribution customer pricing changes including rebates (exclusive of the related volume impact) adversely impacted gross margin by an estimated $99 million. The adverse impact of these customer pricing changes was partially offset by product mix, sourcing programs and other sources of margin.

Medical Segment

Gross margin decreased $59 million in fiscal 2011.

Increased cost of oil-based resins, cotton, latex, diesel fuel and other commodities used in our self-manufactured products decreased gross margin by $59 million.

Increased net sales volume resulted in a $22 million favorable impact to gross margin.

In the first quarter of fiscal 2010, we realized a one-time gain of $14 million as a result of the recognition of previously deferred intercompany revenue for sales to CareFusion.

Somewhat sluggish healthcare utilization disproportionately affected surgical procedures and consequently our higher-margin products.

Distribution, Selling, General and Administrative Expenses

	Change		SG&A		
(in millions)	2012	2011	2012	2011	2010
SG&A	6%	5%	$ 2,677	$ 2,528	$ 2,397

Increased distribution, selling, general and administrative ("SG&A")

Management's Discussion and Analysis of Financial Condition and Results of Operations

expenses in fiscal 2012 was primarily due to acquisitions ($65 million) and business system investments, including the Medical segment business transformation project. The increase in SG&A in fiscal 2011 was primarily due to acquisitions, net of divestitures ($90 million).

SG&A expenses also included costs related to the Spin-Off of $2 million, $10 million and $11 million for fiscal 2012, 2011 and 2010, respectively.

Segment Profit and Consolidated Operating Earnings

	Change		Segment Profit and Operating Earnings		
(in millions)	2012	2011	2012	2011	2010
Pharmaceutical	17 %	31 %	$ 1,558	$ 1,329	$ 1,011
Medical	(11)%	(13)%	332	373	429
Total segment profit	11 %	18 %	1,890	1,702	1,440
Corporate	N.M.	N.M.	(98)	(188)	(133)
Total consolidated operating earnings	18 %	16 %	$ 1,792	$ 1,514	$ 1,307

Segment Profit

We evaluate the performance of the individual segments based upon, among other things, segment profit, which is segment revenue, less segment cost of products sold, less segment SG&A. We do not allocate restructuring and employee severance, acquisition-related costs, impairments and (gain)/loss on sale of assets, litigation (recoveries)/ charges, net, certain investment and other spending to our segments. These costs are retained at Corporate. Investment spending generally includes the first year spend for certain projects which require incremental strategic investments in the form of additional operating expenses. We encourage our segments to identify investment projects which will promote innovation and provide future returns. As approval decisions for such projects are dependent upon executive management, the expenses for such projects are often retained at Corporate. In addition, Spin-Off costs included within SG&A are not allocated to our segments. See Note 15 of the "Notes to Consolidated Financial Statements" for additional information on segment profit.

Pharmaceutical Segment Profit

The principal drivers for the increase in fiscal 2012 and 2011 were strong performance in our generic pharmaceutical programs, including the impact of new product launches, the positive impact of acquisitions, and increased margin under branded pharmaceutical agreements, offset by the unfavorable impact of pharmaceutical distribution customer pricing changes. See the discussion of gross margin above for further information on these drivers.

Segment profit from bulk sales increased $19 million in fiscal 2012 over fiscal 2011 and was 10 percent of Pharmaceutical segment profit in both years. Segment profit from non-bulk sales increased $210 million in fiscal 2012 over fiscal 2011 and was 90 percent of Pharmaceutical segment profit in both years. The generic pharmaceutical programs and acquisitions discussed above primarily impacted segment profit from non-bulk sales.

Medical Segment Profit

The principal drivers for the decrease in fiscal 2012 were the increased cost of commodities used in our self-manufactured products and an increase in SG&A expenditures, including the impact of business system investments. These items were partially offset by the favorable impact of product sales mix and increased net sales volume. See the discussion above for further information on these drivers.

Results for fiscal 2011 were adversely affected by increased cost of commodities used in our self-manufactured products partially offset by increased sales volume. Results also were impacted by the negative year-over-year impact of recognizing in fiscal 2010 a one-time gain related to previously deferred intercompany revenue for sales to CareFusion.

Consolidated Operating Earnings

In addition to revenue, gross margin and SG&A discussed above, operating earnings were impacted by the following:

(in millions)	2012	2011	2010
Restructuring and employee severance	$ 21	$ 15	$ 91
Acquisition-related costs	33	90	19
Impairments and loss on disposal of assets	21	9	29
Litigation (recoveries)/charges, net	(3)	6	(62)

Restructuring and Employee Severance

Fiscal 2011 and 2010 restructuring and employee severance charges included $7 million and $65 million, respectively, of costs arising from the Spin-Off.

Acquisition-Related Costs

Acquisition-related costs for fiscal 2012 included income realized upon adjusting the contingent consideration obligation incurred in connection with the P4 Healthcare acquisition. The former owners of P4 Healthcare had the right to receive certain contingent payments based on targeted earnings before interest, taxes, depreciation, and amortization ("EBITDA"). As a result of changes in our estimate of performance in future periods due in large part to the loss of revenue from a significant customer of the P4 Healthcare legacy business in fiscal 2012, we revised the timing and amount of EBITDA estimates and made changes in probability assumptions with respect to the likelihood of achieving the EBITDA targets. These changes, coupled with the progress of discussions with the former owners regarding an early termination and settlement of the contingent consideration obligation, resulted in a $71 million decrease in the fair value of the obligation to $4 million at June 30, 2012. In early July 2012, we reached final settlement and payment of the remaining contingent consideration liability for $4 million. See Note 2 of the "Notes to Consolidated Financial Statements" for additional information on this item.

Amortization of acquisition-related intangible assets was $78 million, $67 million and $10 million for fiscal 2012, 2011 and 2010, respectively.

Impairments and Loss on Disposal of Assets

During fiscal 2012, we recorded a charge of $16 million to write off an indefinite life intangible asset related to the P4 Healthcare trade name. We have rebranded P4 Healthcare under the Cardinal Health Specialty Solutions name.

During fiscal 2010, we recognized an impairment charge of $18 million related to the write-down of SpecialtyScripts, LLC ("Specialty Scripts"), a business within our Pharmaceutical segment. We sold SpecialtyScripts during the third quarter of fiscal 2010.

Litigation (Recoveries)/Charges, Net

During fiscal 2010, we recognized income of $41 million resulting from settlement of a class action antitrust claim in which we were a class member. In addition, we recognized $26 million of income for insurance proceeds released from escrow after litigation, commenced against certain directors and officers in 2004, was resolved.

Earnings Before Income Taxes and Discontinued Operations

In addition to items discussed above, earnings before income taxes and

Management's Discussion and Analysis of Financial Condition and Results of Operations

discontinued operations were impacted by the following:

	Change		Earnings Before Income Taxes and Discontinued Operations		
(in millions)	2012	2011	2012	2011	2010
Other income, net	N.M.	61 %	$ (1)	$ (22)	$ (13)
Interest expense, net	2%	(18)%	95	93	113
Loss on extinguishment of debt	N.M.	N.M.	—	—	40
Gain on sale of Investment in CareFusion common stock	N.M.	67 %	—	(75)	(45)

Interest Expense, Net

The decrease in interest expense for fiscal 2011 was primarily due to favorable interest rate swaps.

Loss on Extinguishment of Debt

During fiscal 2010, we recognized a $40 million loss from the early retirement of over $1.1 billion of debt securities through a tender offer.

Gain on Sale of Investment in CareFusion Common Stock

We recognized $75 million and $45 million of income during fiscal 2011 and 2010, respectively, related to the sale of our investment in CareFusion common stock.

Provision for Income Taxes

Generally, fluctuations in the effective tax rate are due to changes within international and United States state effective tax rates resulting from our business mix and discrete items. A reconciliation of the provision based on the federal statutory income tax rate to our effective income tax rate from continuing operations is as follows for fiscal 2012, 2011 and 2010 (see Note 8 of "Notes to Consolidated Financial Statements" for a detailed disclosure of the effective tax rate reconciliation):

	2012	2011	2010
Provision at Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	2.3	2.6	4.2
Foreign tax rate differential	(2.3)	(2.5)	(3.3)
Nondeductible/nontaxable items	—	0.6	0.2
Change in measurement of an uncertain tax position and an IRS settlement	0.9	2.4	1.3
Valuation allowances	0.1	(0.6)	(2.3)
Unremitted foreign earnings	(0.2)	(0.1)	13.9
Other	1.2	(1.0)	2.6
Effective income tax rate	37.0%	36.4%	51.6%

Fiscal 2012 Compared to Fiscal 2011

The fiscal 2012 effective tax rate was favorably impacted by a settlement of the fiscal 2001 and 2002 Internal Revenue Service (the "IRS") audits ($40 million or 2.4 percentage points). The year-over-year comparison of the effective tax rate was unfavorably impacted by the release in fiscal 2011 of a previously established deferred tax valuation allowance.

Fiscal 2011 Compared to Fiscal 2010

The effective tax rate was favorably impacted by $28 million, or 1.9 percentage points, attributable to recognizing no income tax expense on the sale of CareFusion stock due to the release of a previously established deferred tax valuation allowance. An unfavorable charge of $168 million, or 13.9 percentage points, attributable to earnings no longer indefinitely invested offshore in fiscal 2010 favorably impacted the year-over-year comparison of the effective tax rate.

Ongoing Audits

During fiscal 2012, the IRS closed audits of fiscal 2001 and 2002, and is currently conducting audits of fiscal years 2003 through 2010. We have received proposed adjustments from the IRS for fiscal 2003 through 2007 related to our transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among subsidiaries of an acquired entity prior to its acquisition by us. The IRS has proposed additional taxes of $849 million, excluding penalties and interest. If this tax ultimately must be paid, CareFusion is liable under the tax matters agreement for $592 million of the total amount. We disagree with these proposed adjustments, which we are contesting, and have accounted for the unrecognized tax benefits related to them.

Earnings/(Loss) from Discontinued Operations

CareFusion operating results are included within earnings from discontinued operations for all periods through the date of the Spin-Off, and had a significant impact on earnings from discontinued operations for fiscal 2010. See Note 5 in the "Notes to Consolidated Financial Statements" for additional information on discontinued operations.

Liquidity and Capital Resources

We currently believe that, based upon available capital resources (cash on hand), projected operating cash flow, and access to committed credit facilities, we have adequate capital resources to fund working capital needs; currently anticipated capital expenditures, business growth and expansion; contractual obligations; payments for tax settlements; and current and projected debt service requirements, dividends and share repurchases. During fiscal 2012, we completed several small acquisitions with cash on hand. If we decide to engage in one or more additional acquisitions, depending on the size and timing of such transactions, we may need supplemental funding.

Cash and Equivalents

Our cash and equivalents balance was $2.3 billion at June 30, 2012, compared to $1.9 billion at June 30, 2011. At June 30, 2012, our cash and cash equivalents were held in cash depository accounts with major banks or invested in high quality, short-term liquid investments. The increase in cash and equivalents during fiscal 2012 was primarily attributable to net cash provided by operating activities of $1.2 billion and net proceeds of $290 million from the sale and repayment of notes. During fiscal 2012, we deployed $450 million of cash on share repurchases, $300 million on dividends, $263 million on capital expenditures, and $174 million on acquisitions.

During fiscal 2011, we deployed $2.3 billion of cash on acquisitions, $291 million on capital expenditures, $274 million on dividends and $270 million on share repurchases. During fiscal 2011, we received $706 million in proceeds from the sale of our remaining investment in CareFusion common stock.

During fiscal 2010, we deployed $350 million of cash to repay floating rate notes at maturity, $260 million on capital expenditures, $253 million on dividends and $230 million on share repurchases. During fiscal 2010, we completed a $1.1 billion debt tender using a portion of the $1.4 billion of cash distributed to us from CareFusion in connection with the Spin-Off. We also received $271 million in proceeds from the sale of our investment in CareFusion common stock and $154 million from divestitures.

We use days sales outstanding ("DSO"), days inventory on hand ("DIOH") and days payable outstanding ("DPO") to evaluate our working capital performance. DSO is calculated as trade receivables, net divided by average daily revenue during the last month of the reporting period. DIOH is calculated as inventories divided by average daily cost of products sold and chargeback billings during the last quarter of the reporting period. DPO is calculated as accounts payable divided by average daily cost of products sold and chargeback billings during the last quarter of the reporting period. Chargeback billings are the difference between a product's wholesale acquisition cost and the contract price established between the vendors and the end customer.

	2012	2011	2010
Days sales outstanding	**22.3**	20.3	18.6
Days inventory on hand	**23.9**	22.5	21.5
Days payable outstanding	**35.6**	34.8	32.1

Changes in working capital can vary significantly depending on factors such as the timing of inventory purchases, customer payments of accounts receivable, and payments to vendors in the regular course of business.

DSO increased in fiscal 2012 as a result of the Medical segment's business transformation project implementation, which led to an increase in trade receivables at June 30, 2012. DIOH increased in fiscal 2012 as a result of inventory increases related to on-boarding a new pharmaceutical customer and the Medical segment's business transformation project implementation.

The increase in DSO in fiscal 2011 was driven by the impact of acquisitions and the increase in DPO was due to the timing of payments to vendors in the regular course of business.

The cash and equivalents balance at the end of fiscal 2012 included $380 million of cash held by subsidiaries outside of the United States. Although the vast majority of this cash is available for repatriation, permanently bringing the money into the United States could trigger U.S. federal, state and local income tax obligations. As a U.S. parent company, we may temporarily access cash held by our foreign subsidiaries without becoming subject to U.S. federal income tax through intercompany loans.

In fiscal 2013, we expect two matters to adversely affect our operating cash flows by approximately $500 million compared to fiscal 2012. Specifically, we anticipate that we will make cash payments to the IRS as we work to reach resolution on audits of fiscal 2003 through 2005; however, we can provide no assurance regarding the likelihood or timing of reaching resolution. We also expect a negative working capital impact from the expiration of our contract with Express Scripts, Inc.

Ownership of CareFusion Common Stock

During fiscal 2011 and 2010, we disposed of 30 million and 11 million shares of CareFusion common stock for cash proceeds of $706 million and $271 million, respectively. We have no remaining ownership in CareFusion.

Credit Facilities and Commercial Paper

Our sources of liquidity include a $1.5 billion revolving credit facility and a $950 million committed receivables sales facility program. At times, availability under our committed receivables sales facility program may be less than $950 million based on receivables concentration limits and our outstanding eligible receivables balance. Our revolving credit facility expires in May 2016 and our committed receivables sales facility program expires in November 2012. We also have a commercial paper program of up to $1.5 billion, backed by the revolving credit facility.

We had no outstanding borrowings from the commercial paper program and no outstanding balance under the committed receivables sales facility program at June 30, 2012 and 2011. We also had no outstanding balance under the revolving credit facility at June 30, 2012 and 2011, except for $44 million of standby letters of credit in each fiscal year. Our revolving credit and committed receivables sales facility programs require us to maintain a consolidated interest coverage ratio, as of any fiscal quarter end, of at least 4-to-1 and a consolidated leverage ratio of no more than 3.25-to-1. As of June 30, 2012, we were in compliance with these financial covenants.

Held-to-Maturity Investments

We held high quality investment grade held-to-maturity fixed income debt securities with an amortized cost basis of $72 million and $142 million as of June 30, 2012 and 2011, respectively. These investments vary in maturity date, ranging from one to six months, and pay interest semi-annually.

Long-Term Obligations

As of June 30, 2012, we had total long-term obligations of $2.9 billion compared to $2.5 billion at June 30, 2011. In May 2012, we sold $250 million aggregate principal amount of fixed rate notes due 2017 with interest at 1.900% per year ("1.900% Notes") in a registered offering. The 1.900% Notes mature on June 15, 2017. In May 2012, we also sold $250 million aggregate principal amount of fixed rate notes due 2022 with interest at 3.200% per year ("3.200% Notes") in a registered offering. The 3.200% Notes mature on June 15, 2022. These notes are unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. We used the proceeds to repay $206 million of our 5.65% Notes due June 15, 2012. The remaining net proceeds will be used for general corporate purposes, which may include repayment of other indebtedness, including $300 million aggregate principal of our 5.50% Notes due June 15, 2013.

Capital Expenditures

Capital expenditures during fiscal 2012, 2011 and 2010 were $263 million, $291 million and $260 million, respectively, primarily related to information technology projects.

We expect capital expenditures in fiscal 2013 to be less than in fiscal 2012. We anticipate that we will be able to fund these expenditures through cash provided by operating activities. Fiscal 2013 capital expenditures will be largely focused on information technology projects.

Dividends

During fiscal 2012, we paid quarterly dividends of $0.215 per share, or $0.86 per share on an annualized basis, an increase of 10 percent from fiscal 2011. On May 2, 2012, our Board of Directors approved a 10 percent increase in our quarterly dividend to $0.2375 per share, or $0.95 per share on an annualized basis, payable on July 15, 2012 to shareholders of record on July 1, 2012.

On August 8, 2012, our Board of Directors approved our 112th consecutive regular quarterly dividend, payable to shareholders of record on October 1, 2012.

Share Repurchases

During fiscal 2012 and 2011, we repurchased $450 million and $250 million of our Common Shares, respectively. At June 30, 2012, we had $300 million remaining under our then current repurchase authorization which was to expire November 30, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On August 8, 2012, our Board of Directors approved a new $750 million share repurchase program, which expires August 31, 2015, and canceled the share repurchase program which was to expire November 30, 2013.

Interest Rate and Currency Risk Management

We use foreign currency forward contracts, interest rate swaps and commodity swaps to manage our exposure to cash flow variability. We also use foreign currency forward contracts to protect the value of our existing foreign currency assets and liabilities and interest rate swaps to protect the value of our debt. See "Quantitative and Qualitative Disclosures About Market Risk" below as well as Notes 1 and 11 of "Notes to Consolidated Financial Statements" for information regarding the use of financial instruments and derivatives as well as foreign currency, interest rate and commodity exposures.

Contractual Obligations

As of June 30, 2012, our contractual obligations, including estimated payments due by period, are as follows:

(in millions)	2013	2014 to 2015	2016 to 2017	There-after	Total
Long-term debt and short-term borrowings (1)	$ 474	$ 526	$ 792	$ 1,078	**$ 2,870**
Interest on long-term debt	106	184	143	205	**638**
Capital lease obligations (2)	2	1	21	—	**24**
Other long-term liabilities (3)	3	2	—	—	5
Operating leases (4)	83	112	60	45	**300**
Purchase obligations (5)	175	84	6	5	270
Total contractual obligations	**$ 843**	**$ 909**	**$ 1,022**	**$ 1,333**	**$ 4,107**

(1) Represents maturities of our long-term debt obligations and other short-term borrowings excluding capital lease obligations described below. See Note 7 of "Notes to Consolidated Financial Statements" for further information.

(2) Represents maturities of our capital lease obligations included within long-term debt on our consolidated balance sheet.

(3) Represents cash outflows by period for certain of our long-term liabilities in which cash outflows could be reasonably estimated. Certain long-term liabilities, such as unrecognized tax benefits and deferred taxes, including those related to the audits of fiscal 2003 through 2005, have been excluded from the table above because of the inherent uncertainty of the underlying tax positions or because of the inability to reasonably estimate the timing of any cash outflows. See Note 8 of "Notes to Consolidated Financial Statements" for further discussion of income taxes.

(4) Represents minimum rental payments and the related estimated future interest payments for operating leases having initial or remaining non-cancelable lease terms as described in Note 9 of "Notes to Consolidated Financial Statements."

(5) Purchase obligations are defined as an agreement to purchase goods or services that is enforceable and legally binding and specifying all significant terms, including the following: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and approximate timing of the transaction. The purchase obligation amounts disclosed above represent estimates of the minimum for which we are obligated and the time period in which cash outflows will occur. Purchase orders and authorizations to purchase that involve no firm commitment from either party are excluded from the above table. In addition, contracts that can be unilaterally canceled with no termination fee or with proper notice are excluded from our total purchase obligations except for the amount of the termination fee or the minimum amount of goods that must be purchased during the requisite notice period.

Recent Financial Accounting Standards

See Note 1 of "Notes to Consolidated Financial Statements" for a discussion of recent financial accounting standards.

Critical Accounting Policies and Sensitive Accounting Estimates

Critical accounting policies are those accounting policies that (i) can have a significant impact on our financial condition and results of operations for continuing operations and (ii) require use of complex and subjective estimates based upon past experience and management's judgment. Other companies applying reasonable judgment to the same facts and circumstances could develop different estimates. Because estimates are inherently uncertain, actual results may differ. In this section, we describe the policies applied in preparing our consolidated financial statements that management believes are the most dependent on estimates and assumptions. For additional accounting policies, see Note 1 of "Notes to Consolidated Financial Statements."

Allowance for Doubtful Accounts

Trade receivables are primarily comprised of amounts owed to us through our distribution businesses and are presented net of an allowance for doubtful accounts of $126 million and $134 million at June 30, 2012 and 2011, respectively. We also provide financing to various customers. Such financing arrangements range from 90 days to 10 years at interest rates that generally are subject to fluctuation. Interest income on these arrangements is recognized as it is earned. Financings may be collateralized, guaranteed by third parties or unsecured. Finance notes and accrued interest receivables are recorded net of an allowance for doubtful accounts of $16 million and $15 million at June 30, 2012 and 2011, respectively, and are included in other assets (current portion is included in prepaid expenses and other). We must use judgment when deciding whether to extend credit and when estimating the required allowance for doubtful accounts.

The allowance for doubtful accounts includes portfolio and specific reserves. We determine the appropriate allowance by reviewing accounts receivable aging, industry trends, customer financial strength and credit standing, historical write-off trends and payment history. We also regularly evaluate how changes in economic conditions may affect credit risks.

Our methodology for estimating the allowance for doubtful accounts is assessed annually based on historical losses and economic, business and market trends. In addition, the allowance is reviewed quarterly and updated if appropriate. We may adjust the allowance for doubtful accounts if changes in customers' financial condition or general economic conditions make defaults more frequent or severe.

The following table gives information regarding the allowance for doubtful accounts over the past three fiscal years.

(in millions, except percentages)	2012	2011	2010
Allowance for doubtful accounts	**$143**	$150	$140
Allowance as a percentage of customer receivables	**2.2%**	2.4%	2.6%
Allowance as a percentage of revenue	**0.13%**	0.15%	0.14%
Reduction to allowance for customer deductions and write-offs	**30**	22	9
Addition to Allowance	**22**	27	27

A hypothetical 0.1 percent increase or decrease in the reserve as a percentage of trade receivables, sales-type leases and finance notes receivables at June 30, 2012, would result in an increase or decrease in bad debt expense of $6 million.

We believe the reserve maintained and expenses recorded in fiscal 2012 are appropriate. At this time, we are not aware of any analytical findings or customer issues that might lead to a significant future increase in the allowance for doubtful accounts as a percentage of net revenue.

Inventories

A substantial portion of inventories (69 percent and 70 percent at June 30,

2012, and 2011, respectively) are stated at the lower of cost, using the last in, first out ("LIFO") method, or market. These are primarily merchandise inventories at the core pharmaceutical distribution facilities within our Pharmaceutical segment. The LIFO impact on the consolidated statements of earnings in a given year depends on pharmaceutical price appreciation and the level of inventory. Prices for branded pharmaceuticals tend to rise, which results in an increase in cost of products sold, whereas prices for generic pharmaceuticals tend to decline, which results in a decrease in cost of products sold.

The LIFO method presumes that the most recent inventory purchases are the first items sold, so LIFO helps us better match current costs and revenue. Using LIFO, if branded pharmaceutical inventory levels decline, the result generally will be a decrease in future cost of products sold: prices for branded pharmaceuticals tend to rise over time, so our older inventory is held at a lower cost. Conversely, if generic pharmaceutical inventory levels decline, future cost of products sold generally will increase: prices for generic pharmaceuticals tend to decline over time, so our older inventory is held at a higher cost. We believe that the average cost method of inventory valuation reasonably approximates the current cost of replacing inventory within the core pharmaceutical distribution facilities. Accordingly, the LIFO reserve is the difference between (a) inventory at the lower of LIFO cost or market and (b) inventory at replacement cost determined using the average cost method of inventory valuation.

The remaining inventory is stated at the lower of cost, using the first in, first out ("FIFO") method, or market. If we had used the average cost method of inventory valuation for all inventory within the Pharmaceutical distribution facilities, the value of our inventories would not have changed in fiscal 2012 or 2011. Primarily because prices for our generic pharmaceutical inventories have continued to decline, inventories at LIFO were $72 million and $8 million higher than the average cost value as of June 30, 2012, and 2011, respectively. We do not record inventories in excess of replacement cost. As such, we did not record any changes in our LIFO reserve in fiscal 2012 and 2011.

Inventories recorded on the consolidated balance sheets are net of reserves for excess and obsolete inventory, which were $37 million and $40 million at June 30, 2012, and 2011, respectively. We determine reserves for inventory obsolescence based on historical experience, sales trends, specific categories of inventory and age of on-hand inventory. If actual conditions are less favorable than our assumptions, additional inventory reserves may be required.

Business Combinations

The purchase price of an acquired business is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition, including identifiable intangible assets. The excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired is recorded as goodwill. We base the fair values of identifiable intangible assets on detailed valuations that require management to make significant judgments, estimates and assumptions. Critical estimates and assumptions include: expected future cash flows for trade names, customer relationships and other identifiable intangible assets; discount rates that reflect the risk factors associated with future cash flows; and estimates of useful lives. When an acquisition involves contingent consideration, we recognize a liability equal to the fair value of the contingent consideration obligation at the date of acquisition. The estimate of fair value of a contingent consideration obligation requires subjective assumptions to be made regarding future business results, discount rates and probabilities assigned to various potential business result scenarios. Subsequent revisions to these assumptions could materially change the estimate of the fair value of contingent consideration obligations and therefore could materially affect our financial position or results of operations. See Note 2 of the "Notes to Consolidated Financial Statements" for additional information regarding our acquisitions.

Goodwill and Other Intangibles

Purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually or when indicators of impairment exist. Intangible assets with finite lives, primarily customer relationships, trademarks and patents, and non-compete agreements, are amortized over their useful lives.

Goodwill impairment testing involves a comparison of the estimated fair value of reporting units to the respective carrying amount. If estimated fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the estimated fair value, then a second step is performed to determine the amount of impairment, if any, which would be recorded as an expense to our results of operations. Application of goodwill impairment testing involves judgment, including the identification of reporting units and estimating the fair value of each reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment (also known as a component).

We have two operating segments which are the same as our reportable segments: Pharmaceutical and Medical. These operating segments are comprised of divisions (components), for which discrete financial information is available. Components are aggregated into reporting units for purposes of goodwill impairment testing to the extent that they share similar economic characteristics. Our reporting units are: Pharmaceutical operating segment (excluding our nuclear and pharmacy services division and Cardinal Health China - Pharmaceutical division); nuclear and pharmacy services division; Cardinal Health China - Pharmaceutical division; and Medical operating segment.

Fair value can be determined using market, income or cost-based approaches. Our determination of estimated fair value of the reporting units is based on a combination of the income-based and market-based approaches. Under the market-based approach, we determine fair value by comparing our reporting units to similar businesses or guideline companies whose securities are actively traded in public markets. Under the income-based approach, we use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. To further confirm the fair value, we compare the aggregate fair value of our reporting units to our market capitalization. The use of alternate estimates and assumptions or changes in the industry or peer groups could materially affect the determination of fair value for each reporting unit and potentially result in goodwill impairment.

We performed annual impairment testing in fiscal 2012, 2011 and 2010 and concluded that there were no impairments of goodwill as the fair value of each reporting unit exceeded its carrying value. For our fiscal 2012 testing, we elected to bypass the optional qualitative assessment, as permitted by the amended accounting guidance adopted during the year. See Note 6 of the "Notes to Consolidated Financial Statements" for additional information regarding goodwill and other intangible assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

If we alter our impairment testing by increasing the discount rate in the discounted cash flow analysis by 1 percent, there still would not be any impairment indicated for any of our reporting units for fiscal 2012, 2011 or 2010.

Vendor Reserves

In the ordinary course of business, our vendors may dispute deductions taken against payments otherwise due to them or assert other billing disputes. These disputed transactions are researched and resolved based upon our policy and findings of the research performed. At any given time, there are outstanding items in various stages of research and resolution. In determining appropriate reserves for areas of exposure with our vendors, we assess historical experience and current outstanding claims. We have established various levels of reserves based on the type of claim and status of review. Though the transaction types are relatively consistent, we periodically refine our estimate methodology by updating the reserve estimate percentages to reflect actual historical experience. Changes to the estimate percentages affect the cost of products sold in the period in which the change was made.

Vendor reserves were $55 million and $41 million at June 30, 2012 and 2011, respectively. Approximately 72 percent of the vendor reserve at the end of fiscal 2012 pertained to the Pharmaceutical segment compared to 65 percent at the end of fiscal 2011. The reserve balance will fluctuate due to variations of outstanding claims from period to period, timing of settlements, and specific vendor issues, such as bankruptcies.

The ultimate outcome of specific claims may be different than our original estimate and may require adjustment. We believe, however, that reserves recorded for such disputes are adequate based upon current facts and circumstances.

Provision for Income Taxes

Our income tax expense, deferred tax assets and liabilities, and unrecognized tax benefits reflect management's assessment of estimated future taxes to be paid on items in the consolidated financial statements.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities, as well as net operating loss and tax credit carryforwards for tax purposes. The following table presents information about our tax position:

(in millions)	2012	2011
Net deferred income tax assets	$ 480	$ 543
Net deferred income tax liabilities	1,462	1,352
Net loss and credit carryforwards included in net deferred income tax assets	120	199
Net valuation allowance against deferred tax assets (1)	86	158

(1) This valuation allowance primarily relates to federal, state and international loss carryforwards for which the ultimate realization of future benefits is uncertain.

Expiring carryforwards and the required valuation allowances are adjusted annually. After applying the valuation allowances, we do not anticipate any limitations on our use of any of the other net deferred income tax assets described above.

We believe that our estimates for the valuation allowances against deferred tax assets and unrecognized tax benefits are appropriate based on current facts and circumstances. However, other companies applying reasonable judgment to the same facts and circumstances could develop different estimates. The amount we ultimately pay when matters are resolved may differ from the amounts accrued.

Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. See Note 8 of "Notes to Consolidated Financial Statements" for a detailed disclosure of the unrecognized tax benefits.

If any of our assumptions or estimates were to change, an increase or decrease in our effective tax rate by 1 percent on earnings before income taxes and discontinued operations would have caused income tax expense to increase or decrease by $17 million for fiscal 2012.

Share-Based Compensation

All share-based payments to employees, including grants of options, are recognized in the consolidated statements of earnings based on the grant date fair value of the award. The fair value of stock options is determined using a lattice valuation model. We believe the lattice model provides reasonable estimates because it has the ability to take into account employee exercise patterns based on changes in our stock price and other variables and it provides for a range of input assumptions.

We analyzed historical data to estimate option exercise behaviors and employee terminations to be used within the lattice model. The expected life of the options granted was calculated from the option valuation model and represents the length of time in years that the options granted are expected to be outstanding. Expected volatilities are based on implied volatility from traded options on our Common Shares and historical volatility over a period of time commensurate with the contractual term of the option grant (up to ten years). As required, the forfeiture estimates will be adjusted to reflect actual forfeitures when an award vests. The actual forfeitures in future reporting periods could be higher or lower than our current estimates. See Note 16 of "Notes to Consolidated Financial Statements" for additional information regarding share-based compensation.

Quantitative and Qualitative Disclosures About Market Risk

Our businesses are exposed to cash flow and earnings fluctuations as a result of certain market risks. These market risks primarily relate to foreign exchange, interest rate and commodity price related changes. We maintain a hedging program to manage volatility related to these market exposures which employs operational, economic and derivative financial instruments in order to mitigate risk. See Notes 1 and 11 of "Notes to Consolidated Financial Statements" for further discussion regarding our use of derivative instruments.

Foreign Exchange Rate Sensitivity

By nature of our global operations, our businesses are exposed to cash flow and earnings fluctuations resulting from foreign exchange rate variation. These exposures are transactional and translational in nature. Principal drivers of this foreign exchange exposure include the Canadian dollar, Chinese renminbi, European euro, Japanese yen, Malaysian ringgit, Mexican peso, and Thai baht.

Transactional Exposure

Our businesses' transactional exposure arises from the purchase and sale of goods and services in currencies other than our functional currency or the functional currency of our subsidiaries. As part of our risk management program, at the end of each fiscal year we perform a sensitivity analysis on our forecasted transactional exposure for the upcoming fiscal year. The fiscal 2012 and fiscal 2011 analyses utilized a currency portfolio model, encompassing both implied volatility and historical correlation to estimate the net potential gain or loss. These analyses included the estimated impact of our hedging program, which mitigates our transactional exposure. At each of June 30, 2012 and 2011, we had hedged approximately 45 percent of our businesses' transactional exposures. The following table summarizes the analysis as it relates to our transactional exposure and the impact of a hypothetical 10 percent increase or decrease:

(in millions)	2012	2011
Net estimated transactional exposure	$ 357	$ 374
Sensitivity gain/loss	$ 36	$ 37
Estimated offsetting impact of hedges	(11)	(14)
Estimated net gain/loss	$ 25	$ 23

Translational Exposure

We have exposure related to the translation of financial statements of our foreign operations into U.S. dollars, our functional currency. We perform a similar analysis as described above related to this translational exposure. We do not typically hedge any of our translational exposure and no hedging impact was included in our analysis at June 30, 2012 and 2011. The following table summarizes our translational exposure and the impact of a hypothetical 10 percent strengthening or weakening in the U.S. dollar:

(in millions)	2012	2011
Net estimated translational exposure	$ 63	$ 54
Sensitivity gain/loss	$ 6	$ 5

Interest Rate Sensitivity

We are exposed to changes in interest rates primarily as a result of our borrowing and investing activities to maintain liquidity and fund business operations. The nature and amount of our long-term and short-term debt can be expected to fluctuate as a result of business requirements, market conditions and other factors. Our policy is to manage exposures to interest rates using a mix of fixed and floating rate debt as deemed appropriate by management. We utilize interest rate swap instruments to mitigate our exposure to interest rate movements.

As part of our risk management program, we perform an annual sensitivity analysis on our forecasted exposure to interest rates for the following fiscal year. This analysis assumes a hypothetical 10 percent change in interest rates. At June 30, 2012 and 2011, the potential increase or decrease in net annual interest expense under this analysis as a result of this hypothetical change was $2 million and $1 million, respectively.

Commodity Price Sensitivity

We are exposed to market price changes for commodities, including oil-based resins, cotton, latex, and diesel fuel. We typically purchase raw materials at market prices and some finished goods at prices based in part on a commodity price index. As part of our risk management program, we perform sensitivity analysis on our forecasted commodity exposure for the following fiscal year. Our forecasted commodity exposure as of June 30, 2012 decreased from the prior year primarily as a result of commodity prices and changes in purchasing volumes.

At June 30, 2012 and 2011, we had hedged a portion of these commodity exposures (see Note 11 of "Notes to Consolidated Financial Statements" for further discussion). The table below summarizes our analysis of these forecasted commodity exposures and a hypothetical 10 percent fluctuation in commodity prices as of June 30, 2012 and 2011:

(in millions)	2012	2011
Estimated commodity exposure	$ 403	$ 473
Sensitivity gain/loss	$ 40	$ 47
Estimated offsetting impact of hedges	(1)	(2)
Estimated net gain/loss	$ 39	$ 45

We have additional exposure to commodities through the purchase of finished goods and various other energy-related commodities, including natural gas and electricity through our normal course of business where our contracts are not directly tied to a commodity index. We believe our total gross range of exposure to commodities, including the items listed in the table above, is $500 million to $600 million as of June 30, 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Cardinal Health, Inc.

We have audited the accompanying consolidated balance sheets of Cardinal Health, Inc. and subsidiaries as of June 30, 2012 and 2011, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cardinal Health, Inc. and subsidiaries at June 30, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cardinal Health, Inc. and subsidiaries' internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 22, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Columbus, Ohio
August 22, 2012

Consolidated Statements of Earnings

(in millions, except per Common Share amounts)	2012	2011	2010
Revenue	$ 107,552	$ 102,644	$ 98,503
Cost of products sold	103,011	98,482	94,722
Gross margin	4,541	4,162	3,781
Operating expenses:			
Distribution, selling, general and administrative expenses	2,677	2,528	2,397
Restructuring and employee severance	21	15	91
Acquisition-related costs	33	90	19
Impairments and loss on disposal of assets	21	9	29
Litigation (recoveries)/charges, net	(3)	6	(62)
Operating earnings	1,792	1,514	1,307
Other income, net	(1)	(22)	(13)
Interest expense, net	95	93	113
Loss on extinguishment of debt	—	—	40
Gain on sale of investment in CareFusion	—	(75)	(45)
Earnings before income taxes and discontinued operations	1,698	1,518	1,212
Provision for income taxes	628	552	625
Earnings from continuing operations	1,070	966	587
Earnings/(loss) from discontinued operations, net of tax	(1)	(7)	55
Net earnings	$ 1,069	$ 959	$ 642
Basic earnings/(loss) per Common Share:			
Continuing operations	$ 3.10	$ 2.77	$ 1.64
Discontinued operations	—	(0.02)	0.15
Net basic earnings per Common Share	$ 3.10	$ 2.75	$ 1.79
Diluted earnings/(loss) per Common Share:			
Continuing operations	$ 3.06	$ 2.74	$ 1.62
Discontinued operations	—	(0.02)	0.15
Net diluted earnings per Common Share	$ 3.06	$ 2.72	$ 1.77
Weighted average number of Common Shares outstanding:			
Basic	345	349	359
Diluted	349	353	361

The accompanying notes are an integral part of these consolidated statements.

Consolidated Balance Sheets

(in millions)	June 30, 2012	June 30, 2011
Assets		
Current assets:		
Cash and equivalents	$ 2,274	$ 1,929
Trade receivables, net	6,355	6,156
Inventories	7,864	7,334
Prepaid expenses and other	1,017	897
Total current assets	17,510	16,316
Property and equipment, net	1,551	1,512
Goodwill and other intangibles, net	4,392	4,259
Other	807	759
Total assets	$ 24,260	$ 22,846
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 11,726	$ 11,332
Current portion of long-term obligations and other short-term borrowings	476	327
Other accrued liabilities	1,972	1,711
Total current liabilities	14,174	13,370
Long-term obligations, less current portion	2,418	2,175
Deferred income taxes and other liabilities	1,424	1,452
Shareholders' equity:		
Preferred Shares, without par value:		
Authorized—**500 thousand** shares, Issued—**none**	—	—
Common Shares, without par value:		
Authorized—**755 million** shares, Issued—**364 million** shares at **June 30, 2012** and 2011	2,930	2,898
Retained earnings	4,093	3,331
Common Shares in treasury, at cost: **21 million** shares and 12 million shares at **June 30, 2012** and 2011, respectively	(816)	(457)
Accumulated other comprehensive income	37	77
Total shareholders' equity	6,244	5,849
Total liabilities and shareholders' equity	$ 24,260	$ 22,846

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Shareholders' Equity

(in millions)	Common Shares		Retained Earnings	Treasury Shares		Accumulated Other Comprehensive Income/(Loss)	Total Shareholders' Equity
	Shares Issued	Amount		Shares	Amount		
Balance at June 30, 2009	364	$ 3,032	$ 5,954	(4)	$ (343)	$ 82	**$ 8,725**
Comprehensive income:							
Net earnings			642				**642**
Foreign currency translation adjustments						(97)	**(97)**
Unrealized gain on derivatives, net of tax						24	**24**
Unrealized gain on investment in CareFusion, net of tax						61	**61**
Total comprehensive income							**630**
Employee stock plans activity, including tax impact of $16 million	—	(142)		4	262		**120**
Treasury shares acquired				(7)	(250)		**(250)**
Dividends declared			(260)				**(260)**
Non-cash dividend issued in connection with Spin-off			(3,689)				**(3,689)**
Balance at June 30, 2010	364	2,890	2,647	(7)	(331)	70	**5,276**
Comprehensive income:							
Net earnings			959				**959**
Foreign currency translation adjustments						72	**72**
Unrealized loss on derivatives, net of tax						(4)	**(4)**
Reclassification of unrealized gain upon realization from sale of remaining investment in CareFusion, net of tax						(61)	**(61)**
Total comprehensive income							**966**
Employee stock plans activity, including tax impact of $14 million	—	8		3	124		**132**
Treasury shares acquired				(8)	(250)		**(250)**
Dividends declared			(281)				**(281)**
Other			6				**6**
Balance at June 30, 2011	364	2,898	3,331	(12)	(457)	77	**5,849**
Comprehensive income:							
Net earnings			**1,069**				1,069
Foreign currency translation adjustments						**(34)**	(34)
Unrealized loss on derivatives, net of tax						**(6)**	(6)
Total comprehensive income							1,029
Employee stock plans activity, including tax impact of $4 million	**—**	**32**		**1**	**91**		123
Treasury shares acquired				**(10)**	**(450)**		(450)
Dividends declared			**(307)**				(307)
Balance at June 30, 2012	**364**	**$ 2,930**	**$ 4,093**	**(21)**	**$ (816)**	**$ 37**	**$ 6,244**

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

(in millions)	2012	2011	2010
Cash flows from operating activities:			
Net earnings	$ 1,069	$ 959	$ 642
(Earnings)/loss from discontinued operations	1	7	(55)
Earnings from continuing operations	1,070	966	587
Adjustments to reconcile earnings from continuing operations to net cash from operations:			
Depreciation and amortization	325	313	254
Loss on extinguishment of debt	—	—	40
Gain on sale of investment in CareFusion	—	(75)	(45)
Impairments and loss on disposal of assets	21	9	29
Share-based compensation	85	80	100
Provision for deferred income taxes	158	128	120
Provision for bad debts	22	27	27
Change in fair value of contingent consideration obligation	(71)	(7)	—
Change in operating assets and liabilities, net of effects from acquisitions:			
Decrease/(increase) in trade receivables	(129)	(457)	21
Decrease/(increase) in inventories	(495)	(665)	477
Increase in accounts payable	319	1,356	451
Other accrued liabilities and operating items, net	(129)	(280)	(74)
Net cash provided by operating activities—continuing operations	1,176	1,395	1,987
Net cash provided by operating activities—discontinued operations	—	—	147
Net cash provided by operating activities	1,176	1,395	2,134
Cash flows from investing activities:			
Acquisition of subsidiaries, net of cash acquired	(174)	(2,300)	(32)
Purchase of held-to-maturity securities and other investments	(35)	(156)	—
Additions to property and equipment	(263)	(291)	(260)
Proceeds from divestitures and sale of property and equipment	3	3	158
Proceeds from sale of CareFusion common stock	—	706	271
Proceeds from maturities of held-to-maturity securities	92	10	—
Net cash provided by/(used in) investing activities—continuing operations	(377)	(2,028)	137
Net cash used in investing activities—discontinued operations	—	—	(10)
Net cash provided by/(used in) investing activities	(377)	(2,028)	127
Cash flows from financing activities:			
Payment of contingent consideration	—	(10)	—
Net change in short-term borrowings	13	46	—
Reduction of long-term obligations	(251)	(229)	(1,486)
Proceeds from long-term obligations, net of issuance costs	496	495	—
Payment of premiums for debt extinguishment	—	—	(66)
Proceeds from issuance of Common Shares	42	63	40
Tax disbursements from exercises of stock options	(4)	(14)	(16)
Dividends on Common Shares	(300)	(274)	(253)
Purchase of treasury shares	(450)	(270)	(230)
Net cash used in financing activities—continuing operations	(454)	(193)	(2,011)
Net cash provided by financing activities—discontinued operations	—	—	1,284
Net cash used in financing activities	(454)	(193)	(727)
Net increase/(decrease) in cash and equivalents	345	(826)	1,534
Cash and equivalents at beginning of year	1,929	2,755	1,221
Cash and equivalents at end of year	$ 2,274	$ 1,929	$ 2,755
Supplemental information:			
Cash payments for interest	$ 118	$ 116	$ 158
Cash payments for income taxes	$ 513	$ 588	$ 514
Non-cash investing and financing transactions for:			
Retained investment in CareFusion at date of Spin-Off	$ —	$ —	$ 863
Non-cash dividend in connection with Spin-Off	$ —	$ —	$ 3,689

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

Cardinal Health, Inc. is a healthcare services company providing pharmaceutical and medical products and services that help pharmacies, hospitals, surgery centers, physician offices and other healthcare providers focus on patient care while reducing costs, enhancing efficiency and improving quality. References to "we", "our" and similar pronouns in these consolidated financial statements are to Cardinal Health, Inc. and its majority-owned and controlled subsidiaries unless the context otherwise requires.

Our fiscal year ends on June 30. References to fiscal 2012, 2011 and 2010 in these consolidated financial statements are to the fiscal years ended June 30, 2012, 2011 and 2010, respectively.

Basis of Presentation

Our consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries, and all significant intercompany transactions and amounts have been eliminated. To conform to the current year presentation certain prior year balances have been reclassified. The results of businesses acquired or disposed of are included in the consolidated financial statements from the effective date of the acquisition or up to the date of disposal, respectively.

Reclassification

As announced on August 4, 2011, we changed our definition of segment profit to exclude the amortization of acquisition-related intangible assets and revised the prior period segment profit disclosures accordingly. These costs also were reclassified from SG&A expenses to acquisition-related costs on the consolidated statements of earnings. All comparative prior period information has been reclassified and there was no impact to operating earnings or net earnings. See Notes 2 and 6 for further information regarding acquisition-related costs and Note 15 for further information regarding segment profit.

Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in accordance with GAAP requires us to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates, judgments and assumptions are used in the accounting and disclosure related to, among other items, allowance for doubtful accounts, inventory valuation, business combinations, goodwill and intangible asset impairment, vendor reserves, share-based compensation, and income taxes. Actual amounts could ultimately differ from these estimated amounts.

Spin-Off of CareFusion Corporation

Effective August 31, 2009, we separated our clinical and medical products businesses through a distribution to our shareholders of 81 percent of the then outstanding common stock of CareFusion and retained the remaining 41 million shares of CareFusion common stock (the "Spin-Off"). During fiscal 2011 and 2010, we disposed of 30 million and 11 million shares of CareFusion common stock, respectively. While we are a party to a separation agreement and various other agreements relating to the separation, we have determined that we have no significant continuing involvement in the operations of CareFusion. Accordingly, the operating results of CareFusion are presented within discontinued operations for all periods presented.

Our Relationship with CareFusion

On July 22, 2009, we entered into a separation agreement with CareFusion to effect the Spin-Off and provide a framework for our relationship with CareFusion after the Spin-Off. In addition, on August 31, 2009, we entered into a transition services agreement, a tax matters agreement and an accounts receivable factoring agreement with CareFusion, among other agreements. These agreements, including the separation agreement, provide for allocation of assets, employees, liabilities, and obligations (including investments, property and employee benefits; and tax-related assets and liabilities) attributable to periods prior to, at and after the Spin-Off and govern certain relationships between CareFusion and us after the Spin-Off.

Under the transition services agreement, during fiscal 2012, 2011 and 2010, we recognized $3 million, $65 million and $99 million, respectively, in transition service fee income.

Under the tax matters agreement, CareFusion is obligated to indemnify us for certain tax exposures and transaction taxes prior to the Spin-Off. The indemnification receivable was $265 million and $264 million at June 30, 2012 and 2011, respectively, and is included in other long-term assets in the consolidated balance sheets.

Under the accounts receivable factoring agreement we purchased $460 million and $606 million of CareFusion trade receivables during fiscal 2011 and 2010, respectively. The accounts receivable factoring arrangement expired on April 1, 2011.

Cash Equivalents

We consider liquid investments purchased with a maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Receivables

Trade receivables are primarily comprised of amounts owed to us through our distribution businesses and are presented net of an allowance for doubtful accounts of $126 million and $134 million at June 30, 2012 and 2011, respectively. An account is considered past due on the first day after its due date. In accordance with contract terms, we generally have the ability to charge customers service fees or higher prices if an account is considered past due. We continuously monitor past due accounts and establish appropriate reserves to cover potential losses, which are based primarily on historical collection rates and the credit worthiness of the customer. We write off any amounts deemed uncollectible against the established allowance for doubtful accounts.

We provide financing to various customers. Such financing arrangements range from 90 days to 10 years, at interest rates that are generally subject to fluctuation. Interest income on these arrangements is recognized as it is earned. The financings may be collateralized, guaranteed by third parties or unsecured. Finance notes and accrued interest receivables were $84 million (current portion $33 million) and $90 million (current portion $19 million) at June 30, 2012 and 2011, respectively, and are included in other assets (current portion is included in prepaid expenses and other). Finance notes receivable are reported net of an allowance for doubtful accounts of $16 million and $15 million at June 30, 2012 and 2011, respectively. We estimate an allowance for these financing receivables

Notes to Consolidated Financial Statements

based on historical collection rates and the credit worthiness of the customer.

Concentrations of Credit Risk

We maintain cash depository accounts with major banks and invest in high quality, short-term liquid instruments. Such investments are made only in instruments issued by highly rated institutions. These investments mature within three months and we have not incurred any related losses.

Our trade receivables, lease receivables, finance notes, and accrued interest receivables are exposed to a concentration of credit risk with customers in the retail and healthcare sectors. Credit risk can be affected by changes in reimbursement and other economic pressures impacting the healthcare industry. Such credit risk is limited due to supporting collateral and the diversity of the customer base, including its wide geographic dispersion. We perform ongoing credit evaluations of our customers' financial conditions and maintain reserves for credit losses. Historically, such losses have been within our expectations.

Major Customers

The following table summarizes all of our customers that individually account for at least 10 percent of revenue and their corresponding percent of gross trade receivables. The customers in the table below are serviced through our Pharmaceutical segment.

	Percent of Revenue			Percent of Gross Trade Receivables at June 30,	
	2012	2011	2010	**2012**	2011
CVS Caremark Corporation	**22%**	22%	22%	**19%**	20%
Walgreen Co.	**21%**	23%	24%	**25%**	31%

Our pharmaceutical distribution contract with Express Scripts, Inc., which expires on September 30, 2012, was not renewed in connection with the combined pharmaceutical distribution contract that was not awarded to us following that company's merger with Medco Health Solutions, Inc. We recognized approximately $9.0 billion of revenue from sales to Express Scripts, Inc. in fiscal 2012.

We have entered into agreements with group purchasing organizations ("GPOs") which act as purchasing agents that negotiate vendor contracts on behalf of their members. Novation, LLC and Premier Purchasing Partners, L.P. are our two largest GPO member relationships in terms of revenue. Sales to members of these two GPOs collectively accounted for 13 percent, 14 percent and 15 percent, for fiscal 2012, 2011 and 2010, respectively. Our trade receivable balances are with individual members of the GPO, and therefore no significant concentration of credit risk exists with these types of arrangements.

Inventories

A substantial portion of our inventories (69 percent and 70 percent at June 30, 2012 and 2011, respectively) are valued at the lower of cost, using the LIFO method, or market. These inventories are included within the core pharmaceutical distribution facilities of our Pharmaceutical segment ("distribution facilities") and are primarily merchandise inventories. We believe that the average cost method of inventory valuation provides a reasonable approximation of the current cost of replacing inventory within the distribution facilities. As such, the LIFO reserve is the difference between (a) inventory at the lower of LIFO cost or market and (b) inventory at replacement cost determined using the average cost method of inventory valuation.

If we had used the average cost method of inventory valuation for all inventory within the distribution facilities, the value of our inventories would not have changed in fiscal 2012 or fiscal 2011. Inventories valued at LIFO were $72 million and $8 million higher than the average cost value as of June 30, 2012 and 2011, respectively. We do not record inventories in excess of replacement cost. As such, we did not record any changes in our LIFO reserve in fiscal 2012 and 2011. Our remaining inventory is primarily stated at the lower of cost, using the FIFO method, or market.

Inventories presented in the consolidated balance sheets are net of reserves for excess and obsolete inventory which were $37 million and $40 million at June 30, 2012 and 2011, respectively. We reserve for inventory obsolescence using estimates based on historical experience, sales trends, specific categories of inventory and age of on-hand inventory.

Cash Discounts

Manufacturer cash discounts are recorded as a component of inventory cost and recognized as a reduction of cost of products sold when the related inventory is sold.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Property and equipment held for sale are recorded at the lower of cost or fair value less cost to sell. When certain events or changes in operating conditions occur, an impairment assessment may be performed on the recoverability of the carrying amounts.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, including capital lease assets which are depreciated over the terms of their respective leases. We use the following range of useful lives for our property and equipment categories: buildings and improvements—3 to 39 years; machinery and equipment—3 to 20 years; and furniture and fixtures—3 to 7 years. We recorded depreciation expense of $241 million, $244 million and $233 million, for fiscal 2012, 2011 and 2010, respectively.

The following table presents the components of property and equipment at June 30, 2012 and 2011.

(in millions)	**2012**	2011
Land, building and improvements	**$ 1,126**	$ 1,105
Machinery and equipment	**2,291**	2,055
Furniture and fixtures	**120**	114
Total property and equipment, at cost	**$ 3,537**	$ 3,274
Accumulated depreciation and amortization	**(1,986)**	(1,762)
Property and equipment, net	**$ 1,551**	$ 1,512

Repairs and maintenance expenditures are expensed as incurred. Interest on long-term projects is capitalized using a rate that approximates the weighted average interest rate on long-term obligations, which was 4.49 percent at June 30, 2012. The amount of capitalized interest was immaterial for all fiscal years presented.

Business Combinations

The purchase price of an acquired business is allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition, including identifiable intangible assets. The excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired is recorded as goodwill. We base the fair values of identifiable intangible assets on detailed valuations that require management to make significant judgments, estimates and assumptions. Critical estimates and assumptions include: expected future cash flows for trade names, customer relationships and other identifiable intangible assets; discount rates that reflect the risk factors associated with future cash flows; and estimates of useful lives. When an acquisition involves contingent consideration, we recognize a liability equal to the fair value of the contingent consideration obligation at the date of acquisition. The estimate of fair value of a contingent consideration obligation requires subjective assumptions to be made regarding future business results, discount rates and probabilities assigned to various potential business result scenarios. Subsequent revisions to these assumptions could materially change the estimate of the fair value of contingent consideration obligations and therefore could materially affect our financial position or results of operations. See Note 2 for additional information regarding our acquisitions.

Goodwill and Other Intangibles

Purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually or when indicators of impairment exist. Intangible assets with finite lives, primarily customer relationships, trademarks and patents, and non-compete agreements, are amortized over their useful lives.

Goodwill impairment testing involves a comparison of the estimated fair value of reporting units to the respective carrying amount. If estimated fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the estimated fair value, then a second step is performed to determine the amount of impairment, if any, which would be recorded as an expense to our results of operations. Application of goodwill impairment testing involves judgment, including the identification of reporting units and estimating the fair value of each reporting unit. A reporting unit is defined as an operating segment or one level below an operating segment (also known as a component).

We have two operating segments which are the same as our reportable segments: Pharmaceutical and Medical. These operating segments are comprised of divisions (components), for which discrete financial information is available. Components are aggregated into reporting units for purposes of goodwill impairment testing to the extent that they share similar economic characteristics. Our reporting units are: Pharmaceutical operating segment (excluding our nuclear and pharmacy services division and Cardinal Health China - Pharmaceutical division); nuclear and pharmacy services division; Cardinal Health China - Pharmaceutical division; and Medical operating segment.

Fair value can be determined using market, income or cost-based approaches. Our determination of estimated fair value of the reporting units is based on a combination of the income-based and market-based approaches. Under the market-based approach, we determine fair value by comparing our reporting units to similar businesses or guideline companies whose securities are actively traded in public markets. Under the income-based approach, we use a discounted cash flow model in which cash flows anticipated over several periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate of return. To further confirm the fair value, we compare the aggregate fair value of our reporting units to our market capitalization. The use of alternate estimates and assumptions or changes in the industry or peer groups could materially affect the determination of fair value for each reporting unit and potentially result in goodwill impairment.

We performed annual impairment testing in fiscal 2012, 2011 and 2010 and concluded that there were no impairments of goodwill as the fair value of each reporting unit exceeded its carrying value. For our fiscal 2012 testing, we elected to bypass the optional qualitative assessment, as permitted by the amended accounting guidance adopted during the year. See Note 6 for additional information regarding goodwill and intangible assets.

Income Taxes

We account for income taxes using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between the tax bases and financial reporting bases of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. Deferred taxes are not provided on the unremitted earnings of subsidiaries outside of the United States when it is expected that these earnings are permanently reinvested.

Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The amount recognized is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. See Note 8 for additional information regarding income taxes.

Vendor Reserves

In the ordinary course of business, our vendors may dispute deductions taken against payments otherwise due to them or assert other billing disputes. These disputed transactions are researched and resolved based upon our policy and findings of the research performed. At any given time, there are outstanding items in various stages of research and resolution. In determining appropriate reserves for areas of exposure with our vendors, we assess historical experience and current outstanding claims. We have established various levels of reserves based on the type of claim and status of review. Though the transaction types are relatively consistent, we periodically refine our methodology by updating the reserve estimate percentages to reflect actual historical experience. The ultimate outcome of certain claims may be different than our original estimate and may require an adjustment. All adjustments to vendor reserves are included in cost of products sold. In addition, the reserve balance will fluctuate due to variations of outstanding claims from period to period, timing of settlements and specific vendor issues, such as bankruptcies. Vendor reserves were $55 million and $41 million at June 30, 2012 and 2011, respectively, excluding third-party returns. See separate section in Note 1 for a description of third-party returns.

Vendor Incentives

Fees for services and other incentives received from vendors relating to the purchase or distribution of inventory are generally reported as a reduction of cost of products sold in the consolidated statements of earnings. We consider these fees and other incentives to represent product discounts, and as a result the amounts are recorded as a reduction of product cost and are recognized through cost of products sold upon sale of the related inventory.

Notes to Consolidated Financial Statements

Other Accrued Liabilities

Other accrued liabilities represent various current obligations, including certain accrued operating expenses and taxes payable.

Share-Based Compensation

All share-based compensation to employees, including grants of stock options, is recognized in the consolidated statements of earnings based on the grant date fair value of the awards. The fair value of stock options is determined using a lattice valuation model. The compensation expense recognized for all share-based awards is net of estimated forfeitures and is recognized ratably over the service period of the awards. We classify share-based compensation expense within SG&A expenses to correspond with the same line item as the majority of the cash compensation paid to employees. However, certain share-based compensation incurred in connection with the Spin-Off is classified within restructuring and employee severance. See Note 16 for additional information regarding share-based compensation.

Dividends

We paid cash dividends per Common Share of $0.86, $0.78 and $0.70, for fiscal 2012, 2011 and 2010, respectively.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, product delivery has occurred or the services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Pharmaceutical

This segment recognizes distribution revenue when title transfers to its customers and the business has no further obligation to provide services related to such merchandise.

Revenue for deliveries that are directly shipped to customer warehouses from the manufacturer whereby we act as an intermediary in the ordering and delivery of products is recorded gross in accordance with accounting standards addressing reporting revenue on a gross basis as a principal versus on a net basis as an agent. This revenue is recorded on a gross basis since we incur credit risk from the customer, bear the risk of loss for incomplete shipments and do not receive a separate fee or commission for the transaction and, as such, are the primary obligor. Revenue from these sales is recognized when title transfers to the customer and we have no further obligation to provide services related to such merchandise.

Radiopharmaceutical revenue is recognized upon delivery of the product to the customer and after the business has no further obligation to provide services related to such merchandise.

Medicine Shoppe International, Inc. and Medicap Pharmacies Incorporated earn franchise fees. Franchise fees represent monthly fees that are either fixed or based upon franchisees' sales and are recognized as revenue when they are earned.

Medical

This segment recognizes distribution revenue when title transfers to its customers and the business has no further obligation to provide services related to such merchandise.

Sales Returns and Allowances

Revenue is recorded net of sales returns and allowances. We recognize sales returns as a reduction of revenue and cost of products sold for the sales price and cost, respectively, when products are returned. Our customer return policies generally require that the product be physically returned, subject to restocking fees, in a condition suitable to be added back to inventory and resold at full value, or returned to vendors for credit ("merchantable product"). Product returns are generally consistent throughout the year and typically are not specific to any particular product or customer. Amounts recorded in revenue and cost of products sold under this accounting policy closely approximate what would have been recorded had we accrued for estimated sales returns and allowances at the time of the sale transaction. Sales returns and allowances were $1.8 billion, $1.7 billion and $1.5 billion, for fiscal 2012, 2011 and 2010, respectively.

Third-Party Returns

Since we generally do not accept non-merchantable product returns from our customers, many of our customers return non-merchantable pharmaceutical products to our vendors through third parties. Since, our customers generally do not have a direct relationship with our vendors, our vendors pass the value of the returns to us (usually in the form of an accounts payable deduction). We in turn pass the value received, less an administrative fee, to our customer. In certain instances, we pass the estimated value of the return to our customer prior to processing the deduction with our vendors. Although we believe we have satisfactory protections, we could be subject to claims from customers or vendors if our administration of this overall process was deficient in some respect or our contractual terms with vendors are in conflict with our contractual terms with our customers. We have maintained reserves for some of these situations based on their nature and our historical experience with their resolution.

Distribution Service Agreement and Other Vendor Fees

Our Pharmaceutical segment recognizes fees received from its distribution service agreements and other fees received from vendors related to the purchase or distribution of the vendors' inventory when those fees have been earned and we are entitled to payment. We recognize the fees as a reduction in the carrying value of the inventory that generated the fees, and as such, the fees are recognized as a reduction of cost of products sold in our statements of earnings when that inventory is sold.

Shipping and Handling

Shipping and handling costs are included in SG&A expenses in our consolidated statements of earnings. Shipping and handling costs include all delivery expenses as well as all costs to prepare the product for shipment to the end customer. Shipping and handling costs were $360 million, $326 million and $294 million, for fiscal 2012, 2011 and 2010, respectively. Revenue received for shipping and handling was immaterial for all periods presented.

Translation of Foreign Currencies

Financial statements of our subsidiaries outside the United States are generally measured using the local currency as the functional currency. Adjustments to translate the assets and liabilities of these foreign subsidiaries into U.S. dollars are accumulated in shareholders' equity through accumulated other comprehensive income utilizing period-end exchange rates. Revenues and expenses of these foreign subsidiaries are translated using average exchange rates during the year.

The foreign currency translation gains/(losses) included in accumulated other comprehensive income/(loss) were $37 million and $71 million at June 30, 2012 and 2011, respectively. Foreign currency transaction gains and losses for the period are included in the consolidated statements of

Notes to Consolidated Financial Statements

earnings in other (income)/expense, net, and were immaterial for fiscal 2012, 2011 and 2010.

Interest Rate, Currency and Commodity Risk

All derivative instruments are recognized at fair value on the balance sheets and all changes in fair value are recognized in net earnings or shareholders' equity through accumulated other comprehensive income, net of tax.

For contracts that qualify for hedge accounting treatment, our policy requires that the hedge contracts must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Hedge effectiveness is assessed periodically. Any contract not designated as a hedge, or so designated but ineffective, is adjusted to fair value and recognized in net earnings immediately. If a fair value or cash flow hedge ceases to qualify for hedge accounting, the contract would continue to be carried on the balance sheet at fair value until settled, and future adjustments to the contract's fair value would be recognized in earnings immediately. If a forecasted transaction was no longer probable to occur, amounts previously deferred in accumulated other comprehensive income would be recognized immediately in earnings. See Note 11 for additional information regarding our derivative instruments, including the accounting treatment for instruments designated as fair value, cash flow and economic hedges.

Earnings per Common Share

Basic earnings per Common Share ("EPS") is computed by dividing net earnings (the numerator) by the weighted average number of Common Shares outstanding during each period (the denominator). Diluted EPS is similar to the computation for Basic EPS, except that the denominator is increased by the dilutive effect of vested and unvested stock options, restricted shares and restricted share units as computed using the treasury stock method. The total number of Common Shares issued, less the Common Shares held in treasury, is used to determine the Common Shares outstanding. See Note 14 for additional information regarding EPS.

Recent Financial Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued amended guidance regarding the disclosure of fair value measurements. This guidance improves the transparency of disclosures regarding the use of fair value measurements in financial statements. We adopted this guidance in fiscal 2010, except for certain disclosure requirements regarding gross changes in Level 3 measurements, which were effective for fiscal years beginning after December 15, 2010. We adopted this guidance in the first quarter of fiscal 2012. The adoption of this guidance did not impact our financial position or results of operations.

In May 2011, the FASB issued amended accounting guidance related to the accounting and disclosure requirements of fair value measurements. This guidance clarifies the application of existing fair value measurement requirements and expands the disclosure requirements of Level 3 inputs. We adopted this guidance during the third quarter of fiscal 2012. The adoption of this guidance did not impact our financial position or results of operations.

In June 2011, the FASB issued amended accounting guidance related to the presentation of comprehensive income. This guidance requires that comprehensive income, the components of net income and the components of other comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB deferred the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other comprehensive income. All other provisions of this guidance will be effective for us and applied retrospectively beginning in the first quarter of fiscal 2013. The adoption of this guidance will not impact our financial position or results of operations.

In September 2011, the FASB issued amended accounting guidance related to testing goodwill for impairment. This guidance permits a company to assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. A company is no longer required to calculate the fair value of a reporting unit unless the company determines, based on the qualitative assessment, that it is more likely than not that its estimated fair value is less than its carrying amount. We adopted this guidance during fiscal 2012, and for our fiscal 2012 annual impairment testing we elected to bypass the optional qualitative assessment, as permitted by the amended accounting guidance. The adoption of this guidance did not impact our financial position or results of operations.

In December 2011, the FASB issued amended accounting guidance related to the disclosures about financial instruments and related arrangements that have been offset in the statements of financial position. Companies will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset. This guidance will be effective for us and applied retrospectively in the first quarter of fiscal 2014. The adoption of this guidance will not impact our financial position or results of operations.

In July 2012, the FASB issued amended accounting guidance related to testing indefinite-lived intangible assets for impairment. Similar to the amended accounting guidance related to goodwill impairment, a company is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is more likely than not that its estimated fair value is less than its carrying amount. This guidance will be effective for us in fiscal 2014, with early adoption permitted. The adoption of this guidance will not impact our financial position or results of operations.

2. Acquisitions

We have completed several acquisitions since July 1, 2009, including the fiscal 2011 acquisitions described below. The pro forma results of operations and the results of operations for acquisitions since the acquisition date have not been separately disclosed because the effects were not significant enough to the consolidated financial statements, individually or in the aggregate.

Kinray

On December 21, 2010, we completed the acquisition of privately held Kinray for $1.3 billion in an all-cash transaction. Kinray is a wholesale pharmaceutical distribution company which primarily serves retail independent pharmacies in the New York metropolitan area. The valuation of the acquired assets and liabilities resulted in goodwill of $984 million and identifiable intangible assets of $133 million.

Cardinal Health China

On November 29, 2010, we completed the acquisition of Cardinal Health

Notes to Consolidated Financial Statements

China for $458 million, including the assumption of $57 million in debt. Cardinal Health China is a healthcare distribution business headquartered in Shanghai, China. The valuation of the acquired assets and liabilities resulted in goodwill of $240 million and identifiable intangible assets of $56 million.

P4 Healthcare

On July 15, 2010, we completed the acquisition of privately held Healthcare Solutions Holding, LLC ("P4 Healthcare") for $506 million in cash and certain contingent consideration. The valuation of the acquired assets and liabilities resulted in goodwill of $368 million and identifiable intangible assets of $226 million.

In accordance with the acquisition agreement, as amended, the former owners of P4 Healthcare had the right to receive certain contingent payments based on targeted EBITDA. The contingent consideration was limited to $100 million and to be earned over four measurement periods, ending in fiscal 2014, and each measurement period had specific targets and payout amounts. After completion of the first measurement period, in fiscal 2011, we paid $10 million in accordance with the agreement. As a result of changes in our estimate of performance in future periods due in large part to the loss of revenue from a significant customer of the P4 Healthcare legacy business that occurred in fiscal 2012, we revised the timing and amount of EBITDA estimates and made changes in probability assumptions with respect to the likelihood of achieving the EBITDA targets. These changes, coupled with the progress of discussions with the former owners regarding an early termination and settlement of the contingent consideration obligation, resulted in a $71 million decrease in the fair value of the obligation to $4 million at June 30, 2012. In early July 2012, we reached final settlement and payment of the remaining contingent consideration liability for $4 million. See Note 12 for an explanation of the fair value measurement for the contingent consideration obligation.

Acquisition-Related Costs

We classify costs incurred in connection with acquisitions as acquisition-related costs in our consolidated statements of earnings. These costs consist primarily of transaction costs, integration costs, changes in the fair value of contingent consideration obligations and amortization of acquisition-related intangible assets. Transaction costs are incurred during the initial evaluation of a potential targeted acquisition and primarily relate to costs to analyze, negotiate and consummate the transaction as well as due diligence activities. Integration costs relate to activities needed to combine the operations of an acquired enterprise into our operations. We record changes in the fair value of contingent consideration obligations relating to acquisitions as income or expense in acquisition-related costs. See Note 6 for additional information regarding amortization of acquisition-related intangible assets and Note 12 for additional information regarding changes in the fair value of contingent consideration obligations.

3. Restructuring and Employee Severance

We consider restructuring activities to be programs whereby we fundamentally change our operations such as closing and consolidating certain manufacturing and distribution facilities, moving manufacturing of a product to another location, outsourcing production, employee severance (including rationalizing headcount or other significant changes in personnel) and realigning operations (including substantial realignment of the management structure of a business unit in response to changing market conditions).

The following table summarizes our restructuring and employee severance costs during fiscal 2012, 2011 and 2010:

(in millions)	**2012**	2011	2010
Employee-related costs (1)	**$ 20**	$ 7	$ 33
Facility exit and other costs (2)	**1**	8	58
Total (3)	**$ 21**	$ 15	$ 91

(1) Employee-related costs primarily consist of termination benefits provided to employees who have been involuntarily terminated and duplicate payroll costs during transition periods.
(2) Facility exit and other costs consist of accelerated depreciation, equipment relocation costs, project consulting fees and costs associated with restructuring our delivery of information technology infrastructure services.
(3) We incurred restructuring expenses related to the Spin-Off of $7 million and $65 million for fiscal 2011 and 2010, respectively.

The following table summarizes activity related to liabilities associated with our restructuring and employee severance activities during fiscal 2012, 2011 and 2010:

(in millions)	Employee Related Costs	Facility Exit and Other Costs	Total
Balance at June 30, 2009	$ 13	$ 12	**$ 25**
Additions	33	58	**91**
Payments and other adjustments	(37)	(63)	**(100)**
Balance at June 30, 2010	9	7	**16**
Additions	7	8	**15**
Payments and other adjustments	(10)	(11)	**(21)**
Balance at June 30, 2011	6	4	**10**
Additions	22	1	**23**
Payments and other adjustments	(12)	(3)	**(15)**
Balance at June 30, 2012	**$ 16**	**$ 2**	**$ 18**

4. Impairments and Loss on Disposal of Assets

During fiscal 2012, we recorded a charge of $16 million to write off an indefinite life intangible asset related to the P4 Healthcare trade name, an asset within our Pharmaceutical segment. We rebranded P4 Healthcare under the Cardinal Health Specialty Solutions name.

During fiscal 2010, we recognized an $18 million impairment charge related to the write-down of SpecialtyScripts, a business within the Pharmaceutical segment, to net expected fair value less costs to sell. See Note 5 for further information regarding the sale of SpecialtyScripts.

5. Discontinued Operations and Assets Held for Sale

As discussed in Note 1, during the first quarter of fiscal 2010, we completed the spin-off of CareFusion. During the fourth quarter of fiscal 2010, we completed the sale of the United Kingdom-based Martindale injectable manufacturing business ("Martindale") within our Pharmaceutical segment, for $141 million, resulting in a pre-tax gain of $36 million. There were no assets and liabilities from businesses held for sale at June 30, 2012 and 2011. Cash flows from discontinued operations are presented separately in the consolidated statements of cash flows.

Notes to Consolidated Financial Statements

The results included in discontinued operations for fiscal 2012, 2011 and 2010 are summarized as follows:

(in millions)	2012 (1)	2011 (1)	2010 (2)
Revenue	$ —	$ —	$ 691
Earnings before income taxes	$ —	$ 1	$ 91
Income tax expense	(1)	(8)	(36)
Earnings/(loss) from discontinued operations	$ (1)	$ (7)	$ 55

(1) Primarily reflects subsequent changes in certain estimates made at the time of the Spin-Off.
(2) Reflects the results of Martindale through the date of the sale, the results of CareFusion through August 31, 2009, the date the Spin-Off was completed and subsequent changes in certain estimates made at the time of the Spin-Off.

During the third quarter of fiscal 2010, we completed the sale of SpecialtyScripts and it met the criteria for classification as held for sale in our financial statements. The results of SpecialtyScripts are reported within earnings from continuing operations in the consolidated statements of earnings through the date of sale because it did not satisfy the criteria for classification as discontinued operations.

6. Goodwill and Other Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill, in total and by segment, during fiscal 2012 and 2011. The increase in the Pharmaceutical segment in fiscal 2011 is primarily due to the acquisition of Kinray, Cardinal Health China and P4 Healthcare. Goodwill recognized in connection with these acquisitions primarily represents the expected benefit from synergies of integrating these businesses as well as the existing workforce of the acquired entities. See Note 2 for further discussion of these acquisitions.

(in millions)	Pharmaceutical	Medical	Total
Balance at June 30, 2010	$ 1,248	$ 957	$ 2,205
Goodwill acquired, net of purchase price adjustments	1,599	33	1,632
Foreign currency translation adjustments and other	6	3	9
Balance at June 30, 2011	2,853	993	3,846
Goodwill acquired, net of purchase price adjustments	16	114	130
Foreign currency translation adjustments and other	7	(5)	2
Balance at June 30, 2012	$ 2,876	$ 1,102	$ 3,978

Other Intangible Assets

Intangible assets with definite lives are amortized over their useful lives, which range from two to twenty years. The following table summarizes other intangible assets by class as of June 30, 2012. The decrease in indefinite life intangible assets during fiscal 2012 is primarily due to the write-off of the P4 Healthcare trade name. See Note 4 for further discussion of this write-off.

(in millions)	Gross Intangible	Accumulated Amortization	Net Intangible
Indefinite life intangibles:			
Trademarks	$ 17	$ —	$ 17
Total indefinite life intangibles	17	—	17
Definite life intangibles:			
Customer relationships	473	141	332
Trademarks and patents	45	36	9
Non-compete agreements	14	8	6
Other	93	43	50
Total definite life intangibles	625	228	397
Total intangibles	$ 642	$ 228	$ 414

The following table summarizes other intangible assets by class as of June 30, 2011:

(in millions)	Gross Intangible	Accumulated Amortization	Net Intangible
Indefinite life intangibles:			
Trademarks	$ 27	$ —	$ 27
Total indefinite life intangibles	27	—	27
Definite life intangibles:			
Customer relationships	393	89	304
Trademarks and patents	43	25	18
Non-compete agreements	14	6	8
Other	86	30	56
Total definite life intangibles	536	150	386
Total intangibles	$ 563	$ 150	$ 413

The following table summarizes amortization during fiscal 2012, 2011 and 2010:

(in millions)	2012	2011	2010
Amortization of acquisition-related intangible assets	$ 78	$ 67	$ 10
Amortization of other intangible assets	1	1	1
Total amortization of intangible assets	$ 79	$ 68	$ 11

Estimated annual amortization of intangible assets is as follows: $77 million, $67 million, $51 million, $43 million and $35 million for fiscal 2013 through 2017.

7. Long-Term Obligations and Other Short-Term Borrowings

The following table summarizes long-term obligations and other short-term borrowings as of June 30, 2012 and 2011:

(in millions)	2012	2011
1.900% Notes due 2017	$ 250	$ —
3.200% Notes due 2022	250	—
4.00% Notes due 2015	536	537
4.625% Notes due 2020	538	500
5.50% Notes due 2013	304	307
5.65% Notes due 2012	—	212
5.80% Notes due 2016	305	307
5.85% Notes due 2017	160	158
6.00% Notes due 2017	206	210
7.00% Debentures due 2026	125	124
7.80% Debentures due 2016	37	37
Other obligations	183	110
Total	2,894	2,502
Less: current portion and other short-term borrowings	476	327
Long-term obligations, less current portion	$ 2,418	$ 2,175

Maturities of long-term obligations and other short-term borrowings are as follows: $476 million, $1 million, $526 million, $21 million, $792 million for fiscal 2013 through 2017, and $1,078 million thereafter.

Long-Term Debt

The 1.900%, 3.200%, 4.00%, 4.625%, 5.50%, 5.80%, 5.85%, and 6.00% Notes represent unsecured obligations. The 7.00% and 7.80% Debentures represent unsecured obligations of Allegiance Corporation (a wholly-owned subsidiary), which Cardinal Health, Inc. has guaranteed. None of these obligations are subject to a sinking fund and the Allegiance obligations are not redeemable prior to maturity. Interest is paid pursuant to the terms of the obligations. These notes are effectively subordinated to the liabilities of our subsidiaries, including trade payables of $11.7 billion.

In May 2012, we sold $250 million aggregate principal amount of fixed rate notes due 2017 with interest at 1.900% per year in a registered offering. The 1.900% Notes mature on June 15, 2017. In May 2012, we also sold $250 million aggregate principal amount of fixed rate notes due 2022 with interest at 3.200% per year in a registered offering. The 3.200% Notes mature on June 15, 2022. These notes are unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.

In December 2010, we sold $500 million aggregate principal amount of fixed rate notes due 2020 with interest at 4.625% per year ("4.625% Notes") in a registered offering. The 4.625% Notes mature on December 15, 2020. These notes are unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.

The 5.50% Notes due 2013, 6.00% Notes due 2017, 1.900% Notes due 2017, 4.625% Notes due 2020, and 3.200% Notes due 2022 require us to offer to purchase the notes at 101% of the principal amount plus accrued and unpaid interest, if we have a defined change of control and specified ratings below investment grade by S&P, Moody's, and Fitch.

On September 24, 2009, we completed a debt tender announced on August 27, 2009 for an aggregate purchase price, including an early tender premium but excluding accrued interest, fees and expenses, of $1.1 billion. In connection with this transaction, we incurred a pre-tax loss for the early extinguishment of debt of $40 million. The debt tender was completed using a portion of the $1.4 billion of cash distributed to us from CareFusion in connection with the Spin-Off.

Other Financing Arrangements

In addition to cash and equivalents, at June 30, 2012 and 2011, our sources of liquidity included a $1.5 billion commercial paper program backed by a $1.5 billion revolving credit facility that expires in May 2016. The revolving credit facility exists largely to support issuances of commercial paper as well as other short-term borrowings for general corporate purposes.

We also maintain a $950 million committed receivables sales facility program that expires in November 2012. The committed receivables sales facility program exists largely to provide liquidity by selling interests in our receivables.

We had no outstanding borrowings from the commercial paper program and no outstanding balance under the committed receivables sales facility program at June 30, 2012 and 2011. We also had no outstanding balance under the revolving credit facility at June 30, 2012 and 2011, except for $44 million of standby letters of credit in each fiscal year. Our revolving credit and committed receivables sales facility programs require us to maintain a consolidated interest coverage ratio, as of any fiscal quarter end, of at least 4-to-1 and a consolidated leverage ratio of no more than 3.25-to-1. As of June 30, 2012, we were in compliance with these financial covenants.

We also maintain other short-term credit facilities and an unsecured line of credit that allowed for borrowings up to $218 million and $174 million at June 30, 2012 and 2011, respectively. The $183 million and $110 million balance of other obligations at June 30, 2012 and 2011, respectively, consisted primarily of additional notes, loans and capital leases.

8. Income Taxes

Earnings before income taxes and discontinued operations are as follows for fiscal 2012, 2011 and 2010:

(in millions)	2012	2011	2010
U.S. Operations	$ 1,514	$ 1,299	$ 980
Non-U.S. Operations	184	219	232
Earnings before income taxes and discontinued operations	**$ 1,698**	$ 1,518	$ 1,212

The provision for income taxes from continuing operations consists of the following for fiscal 2012, 2011 and 2010:

(in millions)	2012	2011	2010
Current:			
Federal	$ 430	$ 387	$ 430
State and local	27	20	63
Non-U.S.	13	17	12
Total current	$ 470	$ 424	$ 505
Deferred:			
Federal	124	92	103
State and local	28	29	18
Non-U.S.	6	7	(1)
Total deferred	$ 158	$ 128	$ 120
Provision for income taxes	**$ 628**	$ 552	$ 625

A reconciliation of the provision based on the federal statutory income tax rate to our effective income tax rate from continuing operations is as follows for fiscal 2012, 2011 and 2010:

	2012	2011	2010
Provision at Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	2.3	2.6	4.2
Foreign tax rate differential	(2.3)	(2.5)	(3.3)
Nondeductible/nontaxable items	—	0.6	0.2
Change in measurement of an uncertain tax position and an IRS settlement	0.9	2.4	1.3
Valuation allowances	0.1	(0.6)	(2.3)
Unremitted foreign earnings	(0.2)	(0.1)	13.9
Other	1.2	(1.0)	2.6
Effective income tax rate	**37.0%**	36.4%	51.6%

As of June 30, 2012, we had $2.2 billion of total undistributed earnings from non-U.S. subsidiaries, of which $1.5 billion are intended to be permanently reinvested in non-U.S. operations. We recorded a charge of $168 million during fiscal 2010 to reflect the anticipated repatriation of certain foreign earnings. With respect to the earnings that are considered permanently reinvested, no U.S. tax provision has been accrued related to the repatriation of these earnings. It is not practicable to estimate the amount of U.S. tax that might be payable on the eventual remittance of such earnings.

Deferred income taxes arise from temporary differences between financial reporting and tax reporting bases of assets and liabilities and operating loss and tax credit carryforwards for tax purposes.

Notes to Consolidated Financial Statements

The components of the deferred income tax assets and liabilities as of June 30, 2012 and 2011 are as follows:

(in millions)	2012	2011
Deferred income tax assets:		
Receivable basis difference	$ 46	$ 46
Accrued liabilities	107	105
Share-based compensation	90	97
Loss and tax credit carryforwards	120	199
Deferred tax assets related to uncertain tax positions	118	157
Other	85	97
Total deferred income tax assets	$ 566	$ 701
Valuation allowance for deferred income tax assets	(86)	(158)
Net deferred income tax assets	$ 480	$ 543
Deferred income tax liabilities:		
Inventory basis differences	$ (1,067)	$ (980)
Property-related	(180)	(159)
Goodwill and other intangibles	(146)	(70)
Unremitted foreign earnings	(64)	(140)
Other	(5)	(3)
Total deferred income tax liabilities	$ (1,462)	$ (1,352)
Net deferred income tax liability	$ (982)	$ (809)

Deferred tax assets and liabilities in the preceding table, after netting by taxing jurisdiction, are in the following captions in the consolidated balance sheet at June 30, 2012 and 2011:

(in millions)	2012	2011
Current deferred income tax asset (1)	$ 27	$ 29
Noncurrent deferred income tax asset (2)	6	10
Current deferred income tax liability (3)	(858)	(763)
Noncurrent deferred income tax liability (4)	(157)	(85)
Net deferred income tax liability	$ (982)	$ (809)

(1) Included in Prepaid expenses and other in the consolidated balance sheets.
(2) Included in Other assets in the consolidated balance sheets.
(3) Included in Other accrued liabilities in the consolidated balance sheets.
(4) Included in Deferred income taxes and other liabilities in the consolidated balance sheets.

At June 30, 2012, we had gross federal, state and international loss and credit carryforwards of $37 million, $523 million and $135 million, respectively, the tax effect of which is an aggregate deferred tax asset of $120 million. Substantially all of these carryforwards are available for at least three years or have an indefinite carryforward period. Approximately $74 million of the valuation allowance at June 30, 2012 applies to certain federal, state and international loss carryforwards that, in our opinion, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance would reduce income tax expense.

We had $654 million, $747 million and $731 million of unrecognized tax benefits at June 30, 2012, 2011 and 2010, respectively. The June 30, 2012, 2011 and 2010 balances include $337 million, $332 million and $311 million, respectively, of unrecognized tax benefits that, if recognized, would have an impact on the effective tax rate. The remaining unrecognized tax benefits relate to tax positions for which ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. Recognition of these tax benefits would not affect our effective tax rate. We include the full amount of unrecognized tax benefits in deferred income taxes and other liabilities in the consolidated balance sheets.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for fiscal 2012, 2011 and 2010 is as follows:

(in millions)	2012	2011	2010
Balance at beginning of fiscal year	$ 747	$ 731	$ 849
Additions for tax positions of the current year	16	16	43
Additions for tax positions of prior years	68	58	90
Reductions for tax positions of prior years	(3)	(20)	(240)
Settlements with tax authorities	(172)	(36)	(10)
Expiration of the statute of limitations	(2)	(2)	(1)
Balance at end of fiscal year	$ 654	$ 747	$ 731

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. As of June 30, 2012, 2011 and 2010, we had $209 million, $267 million and $233 million, respectively, accrued for the payment of interest and penalties. These balances are gross amounts before any tax benefits and are included in deferred income taxes and other liabilities in the consolidated balance sheet. For fiscal 2012, we recognized $28 million of benefit for interest and penalties in income tax expense. For fiscal 2011 and 2010, we recognized $36 million and $35 million of interest and penalties in income tax expense, respectively.

We file income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and various foreign jurisdictions. With few exceptions, we are subject to audit by taxing authorities for fiscal 2003 through the current fiscal year.

The IRS closed its audits of fiscal 2001 and 2002 during fiscal 2012 and is currently conducting audits of fiscal 2003 through 2010. We have received proposed adjustments from the IRS for fiscal years 2003 through 2007 related to our transfer pricing arrangements between foreign and domestic subsidiaries and the transfer of intellectual property among subsidiaries of an acquired entity prior to its acquisition by us. The IRS has proposed additional taxes of $849 million, excluding penalties and interest. If this tax ultimately must be paid, CareFusion is liable under the tax matters agreement for $592 million of the total amount. We disagree with these proposed adjustments, which we are contesting, and have accounted for the unrecognized tax benefits related to them.

It is reasonably possible that there could be a change in the amount of unrecognized tax benefits within the next 12 months due to activities of the IRS or other taxing authorities, including proposed assessments of additional tax, possible settlement of audit issues (primarily IRS audits of fiscal 2003 through 2005), or the expiration of applicable statutes of limitations. We estimate that the range of the possible change in unrecognized tax benefits within the next 12 months is a decrease of approximately zero to $275 million, exclusive of penalties and interest.

9. Commitments, Contingent Liabilities and Litigation

Commitments

The future minimum rental payments for operating leases having initial or remaining non-cancelable lease terms in excess of one year at June 30, 2012 are as follows: $83 million, $64 million, $48 million, $35 million, $25 million for fiscal 2013 through 2017, and $45 million thereafter. Rental expense relating to operating leases was $86 million, $79 million and $80 million in fiscal 2012, 2011 and 2010, respectively. Sublease rental income was not material for any period presented.

Notes to Consolidated Financial Statements

Legal Proceedings

We become involved from time-to-time in disputes, litigation and regulatory matters incidental to our business, including governmental investigations and enforcement actions, personal injury claims, employment matters, commercial disputes, intellectual property matters, government contract compliance matters, disputes regarding environmental clean-up costs, litigation in connection with acquisitions and divestitures, and other matters arising out of the normal conduct of our business. We intend to vigorously defend ourselves in such litigation. We do not believe that the outcome of any pending litigation will have a material adverse effect on our financial position or results of operations.

Occasionally, we may suspect that products we manufacture, market or distribute do not meet product specifications, published standards or regulatory requirements. In such circumstances, we investigate and take appropriate corrective action. Such actions can lead to product recalls, costs to repair or replace affected products, temporary interruptions in product sales, and action by regulators.

We accrue for contingencies related to litigation and regulatory matters. We accrue an estimated loss contingency in our consolidated financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable developments or resolutions can occur, assessing contingencies is highly subjective and requires judgments about future events. We regularly review contingencies to determine whether our accruals and related disclosures are adequate. The amount of ultimate loss may differ from these estimates.

We recognize income from the favorable outcome of litigation when we receive the associated cash or assets.

We recognize estimated loss contingencies for litigation and regulatory matters and income from favorable resolution of litigation in litigation (recoveries)/charges, net in our consolidated statements of earnings.

On February 3, 2012 the United States Drug Enforcement Administration (the "DEA") issued an order to show cause and immediate suspension of our Lakeland, Florida distribution center's registration to distribute controlled substances. In the order, the DEA asserted that we failed to maintain required controls against the diversion of controlled substances. We filed a complaint and motion for a temporary restraining order in the U.S. District Court for the District of Columbia to enjoin the suspension of the Lakeland facility's registration. The court granted the temporary restraining order restoring the DEA registration but denied our motion for a preliminary injunction on February 29, 2012, and the immediate suspension was reinstated. We appealed that decision to the U.S. Court of Appeals for the D.C. Circuit. On May 14, 2012, we entered into a settlement agreement with the DEA. Upon entering into the agreement, we withdrew our appeal of the U.S. District Court's decision not to grant us a preliminary injunction.

Under the settlement agreement with the DEA: (i) our Lakeland registration will remain suspended until May 15, 2014; (ii) we agreed to enhance certain procedures designed to detect and prevent the diversion of controlled substances; and (iii) the DEA confirmed that it was planning no further administrative actions at any of our other facilities based on conduct prior to the settlement. The settlement agreement did not foreclose the possibility of the U.S. Department of Justice seeking civil fines for historical conduct covered by the settlement agreement. In that regard, we are responding to civil subpoenas from two local offices within the DEA and the U.S. Department of Justice related to our distribution of controlled substances. Due to the early state of these matters, it is not possible to reasonably estimate a range of possible loss.

On June 26, 2012, the West Virginia Attorney General filed complaints against fourteen pharmaceutical wholesale distributors, including us, in the Circuit Court of Boone County, West Virginia alleging, among other things, that the distributors failed to maintain effective controls to guard against diversion of controlled substances in West Virginia, failed to report suspicious orders of controlled substances in accordance with the West Virginia Uniform Controlled Substances Act, were negligent in distributing controlled substances to pharmacies that serve individuals who abuse controlled substances, were unjustly enriched by such conduct, violated consumer credit and protection laws, created a public nuisance, and violated state antitrust laws in connection with the distribution of controlled substances. In addition to injunctive and other equitable relief, the attorney general is seeking monetary damages and the creation of a court-supervised fund, to be financed by the defendants in these actions, for a medical monitoring program focused on prescription drug abuse. Motions have been filed to remove the cases from the Circuit Court of Boone County, West Virginia to the United States District Court for the Southern District of West Virginia. Because this matter only recently commenced, it is not possible to reasonably estimate a range of possible loss.

Insurance and Antitrust Litigation Proceeds

During fiscal 2010, we recognized $27 million of income related to insurance proceeds released from escrow following the resolution of previously disclosed and settled securities and derivative litigation against certain of our directors and officers. This amount is comprised of $26 million received from directors' and officers' insurance policies recognized in litigation (recoveries)/charges, net and $1 million of accrued interest income recognized in interest expense, net.

During fiscal 2010, we recognized $41 million of income resulting from settlement of a class action antitrust claim in which we were a class member. This amount is recognized in litigation (recoveries)/charges, net in the consolidated statements of earnings.

Income Taxes

See Note 8 for discussion of contingencies related to our income taxes.

10. Guarantees

In the ordinary course of business, we agree to indemnify certain other parties under acquisition and disposition agreements, customer agreements, intellectual property licensing agreements, and other agreements. Such indemnification obligations vary in scope and, when defined, in duration. In many cases, a maximum obligation is not explicitly stated, and therefore the overall maximum amount of the liability under such indemnification obligations cannot be reasonably estimated. Where appropriate, such indemnification obligations are recorded as a liability. Historically, we have not, individually or in the aggregate, made payments under these indemnification obligations in any material amounts. In certain circumstances, we believe that existing insurance arrangements, subject to the general deduction and exclusion provisions, would cover portions of the liability that may arise from these indemnification obligations. In addition, we believe that the likelihood of a material liability being triggered under these indemnification obligations is not significant.

We enter into agreements that obligate us to make fixed payments upon

Notes to Consolidated Financial Statements

the occurrence of certain events. Such obligations primarily relate to obligations arising under acquisition transactions, where we have agreed to make payments based upon the achievement of certain financial performance measures by the acquired business. Generally, the obligation is capped at an explicit amount. See Note 2 for detail regarding the P4 Healthcare contingent consideration obligation.

11. Financial Instruments

We utilize derivative financial instruments to manage exposure to certain risks related to our ongoing operations. The primary risks managed through the use of derivative instruments include interest rate risk, currency exchange risk and commodity price risk. We do not use derivative instruments for trading or speculative purposes. While the majority of our derivative instruments are designated as hedging instruments, we also enter into derivative instruments that are designed to hedge a risk, but are not designated as hedging instruments. These derivative instruments are adjusted to current fair value through earnings at the end of each period.

We are exposed to counterparty credit risk on all of our derivative instruments. Accordingly, we have established and maintain strict counterparty credit guidelines and enter into derivative instruments only with major financial institutions that are investment grade or better. We do not have significant exposure to any one counterparty; management believes the risk of loss is remote. Additionally, we do not require collateral under these agreements.

Interest Rate Risk Management

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on cash flows and the market value of our borrowings. We utilize a mix of debt maturities along with both fixed-rate and variable-rate debt to manage changes in interest rates. In addition, we enter into interest rate swaps to further manage our exposure to interest rate variations related to our borrowings and to lower our overall borrowing costs.

Currency Exchange Risk Management

We conduct business in several major international currencies and are subject to risks associated with changing foreign exchange rates. Our objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on business operations. Accordingly, we enter into various contracts that change in value as foreign exchange rates change to protect the value of existing foreign currency assets and liabilities, commitments and anticipated foreign currency revenue and expenses.

Commodity Price Risk Management

We are exposed to changes in the price of certain commodities. Our objective is to reduce earnings and cash flow volatility associated with forecasted purchases of these commodities to allow management to focus its attention on business operations. Accordingly, we enter into derivative contracts to manage the price risk associated with these forecasted purchases.

The following table summarizes the fair value of our assets and liabilities related to derivative financial instruments, and the respective line items in which they were recorded in the consolidated balance sheets as of June 30, 2012 and 2011:

(in millions)	June 30, 2012	June 30, 2011
Assets:		
Derivatives designated as hedging instruments:		
Pay-floating interest rate swaps (1)	$ 49	$ 32
Foreign currency contracts (1)	2	1
Commodity contracts (1)	—	3
Total assets	$ 51	$ 36
Liabilities:		
Derivatives designated as hedging instruments:		
Foreign currency contracts (2)	$ 1	$ 3
Derivatives not designated as hedging instruments:		
Commodity contracts (3)	1	1
Total liabilities	$ 2	$ 4

(1) Included in Prepaid expenses and other on the consolidated balance sheets.
(2) Included in Deferred income taxes and other liabilities on the consolidated balance sheets.
(3) Included in Other accrued liabilities on the consolidated balance sheets.

Fair Value Hedges

We enter into pay-floating interest rate swaps to hedge the changes in the fair value of fixed-rate debt resulting from fluctuations in interest rates. These contracts are designated and qualify as fair value hedges. Accordingly, the gain or loss recorded on the pay-floating interest rate swaps is directly offset by the change in fair value of the underlying debt. Both the derivative instrument and the underlying debt are adjusted to market value at the end of each period with any resulting gain or loss recorded in interest expense, net in the consolidated statements of earnings.

During fiscal 2012 and 2011, we entered into pay-floating interest rate swaps with total notional values of $363 million and $250 million, respectively. The fair value of these pay-floating interest rate swaps is included in the consolidated balance sheets as of June 30, 2012 and 2011. In August 2011, we terminated $640 million (notional amount) of pay-floating interest rate swaps and received net settlement proceeds of $34 million. In June 2012, $206 million (notional amount) of pay-floating interest rate swaps matured.

The following tables summarize the interest rate swaps designated as fair value hedges outstanding as of June 30, 2012 and 2011:

	June 30, 2012	
(in millions)	Notional Amount	Maturity Date
Pay-floating interest rate swaps	$ 773	Jun 2013 - Jun 2022

	June 30, 2011	
(in millions)	Notional Amount	Maturity Date
Pay-floating interest rate swaps	$ 1,256	Jun 2012 - Dec 2020

The following table summarizes the gain/(loss) recognized in earnings for

Notes to Consolidated Financial Statements

interest rate swaps designated as fair value hedges for fiscal 2012, 2011 and 2010:

(in millions)	2012	2011	2010
Pay-floating interest rate swaps (1)	$ 38	$ 36	$ 47
Fixed-rate debt (1)	(38)	(36)	(47)

(1) Included in Interest expense, net on the consolidated statements of earnings.

There was no ineffectiveness associated with these derivative instruments.

Cash Flow Hedges

We enter into derivative instruments to hedge our exposure to changes in cash flows attributable to currency, interest rate and commodity price fluctuations associated with certain forecasted transactions. These derivative instruments are designated and qualify as cash flow hedges. Accordingly, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income ("OCI") and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument is recognized in earnings immediately.

We enter into foreign currency contracts to protect the value of anticipated foreign currency revenues and expenses. At June 30, 2012 and 2011, we held contracts to hedge probable, but not firmly committed, revenue and expenses. The principal currencies hedged are the Canadian dollar, European euro, Mexican peso, Thai baht, and Japanese yen.

We enter into commodity contracts to manage the price risk associated with forecasted purchases of certain commodities used in our Medical segment.

The following tables summarize the outstanding cash flow hedges as of June 30, 2012 and 2011:

	June 30, 2012			
(in millions)	Notional Amount	Maturity Date		
Foreign currency contracts	$ 158	Jul 2012	-	Jun 2013
Commodity contracts	23	Jul 2012	-	Mar 2015

	June 30, 2011			
(in millions)	Notional Amount	Maturity Date		
Foreign currency contracts	$ 163	Jul 2011	-	Jun 2012
Commodity contracts	22	Jul 2011	-	Mar 2014

The following table summarizes the accumulated gain/(loss) included in OCI for derivative instruments designated as cash flow hedges as of June 30, 2012 and 2011:

(in millions)	2012	2011
Foreign currency contracts	$ —	$ (2)
Commodity contracts	(1)	2

The following table summarizes the gain/(loss) reclassified from accumulated OCI into earnings for derivative instruments designated as cash flow hedges for fiscal 2012, 2011 and 2010:

(in millions)	2012	2011	2010
Pay-fixed interest rate swaps (1)	$ —	$ —	$ (2)
Foreign currency contracts (2)	1	—	—
Foreign currency contracts (3)	(1)	(3)	(11)
Foreign currency contracts (4)	(1)	3	1
Commodity contracts (4)	2	2	—

(1) Included in Interest expense, net on the consolidated statements of earnings.
(2) Included in Revenue on the consolidated statements of earnings.
(3) Included in Cost of products sold on the consolidated statements of earnings.
(4) Included in SG&A expenses on the consolidated statements of earnings.

The amount of ineffectiveness associated with these derivative instruments was not material.

Economic (Non-Designated) Hedges

We enter into foreign currency contracts to manage our foreign exchange exposure related to intercompany financing transactions and other balance sheet items subject to revaluation that do not meet the requirements for hedge accounting treatment. Accordingly, these derivative instruments are adjusted to current market value at the end of each period through earnings. The gain or loss recorded on these instruments is substantially offset by the remeasurement adjustment on the foreign currency denominated asset or liability. The settlement of the derivative instrument and the remeasurement adjustment on the foreign currency denominated asset or liability are both recorded in other (income)/expense, net at the end of each period. During fiscal 2010, we received cash receipts from a cross currency swap settlement totaling $43 million. These proceeds are classified as cash provided by operating activities in the consolidated statement of cash flows.

During fiscal 2011, we entered into swap contracts of certain commodities to mitigate price volatility for materials we purchase or use in our manufacturing and distribution businesses. These instruments do not qualify for hedge accounting and as such fair value changes as well as periodic settlements of these contracts are recorded within other (income)/expense, net in our consolidated statements of earnings.

The following tables summarize the economic (non-designated) derivative instruments outstanding as of June 30, 2012 and 2011:

	June 30, 2012			
(in millions)	Notional Amount	Maturity Date		
Foreign currency contracts	$ 500	Jul 2012	-	Sep 2012

	June 30, 2011			
(in millions)	Notional Amount	Maturity Date		
Foreign currency contracts	$ 392		Jul 2011	
Commodity contracts	10	Jul 2011	-	Jun 2012

The following table summarizes the gain/(loss) recognized in earnings for economic (non-designated) derivative instruments for fiscal 2012, 2011 and 2010:

(in millions)	2012	2011	2010
Foreign currency contracts (1)	$ (39)	$ 36	$ 24
Commodity contracts (1)	(1)	(1)	—

(1) Included in Other income, net on the consolidated statements of earnings.

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

The carrying amounts of cash and equivalents, trade receivables, accounts payable, other short-term borrowings, and other accrued liabilities at June 30, 2012 and 2011 approximate fair value due to their short-term maturities.

Cash balances are invested in accordance with our investment policy. These investments are exposed to market risk from interest rate fluctuations and credit risk from the underlying issuers, although this is mitigated through diversification.

We have investments in fixed income corporate debt securities, which are classified as held-to-maturity as we have the intent and ability to hold these investments until maturity. These investments are held at amortized cost, which approximates fair value. The fair value is estimated based on either the quoted market prices for the same or similar issues or other inputs derived from available market information, which represents a Level 2 measurement. The current portion of $72 million and $93 million at June 30, 2012 and 2011, respectively, is included within prepaid expenses and other in the consolidated balance sheets. The long-term portion of $49 million at June 30, 2011 is included within other assets in the consolidated balance sheets. The investments that we currently hold vary in maturity date, ranging from one to six months, and pay interest semi-annually.

The following table summarizes the estimated fair value of our long-term obligations and other short-term borrowings compared to the respective carrying amounts at June 30, 2012 and 2011:

(in millions)	2012	2011
Long-term obligations and other short-term borrowings	$ 3,075	$ 2,619
Carrying amount	2,894	2,502

The fair value of our long-term obligations and other short-term borrowings is estimated based on either the quoted market prices for the same or similar issues or other inputs derived from available market information, which represents a Level 2 measurement.

The following is a summary of the fair value gain/(loss) of our derivative instruments, based upon the estimated amount that we would receive (or pay) to terminate the contracts as of June 30, 2012 and 2011. The fair values are based on quoted market prices for the same or similar instruments. See Note 12 for further information regarding fair value measurements.

	June 30, 2012		June 30, 2011	
(in millions)	Notional Amount	Fair Value Gain/(Loss)	Notional Amount	Fair Value Gain/(Loss)
Interest rate swaps	$ 773	$ 49	$ 1,256	$ 32
Foreign currency contracts	658	1	555	(2)
Commodity contracts	23	(1)	32	2

12. Fair Value Measurements

Fair value is defined as the price that would be received upon selling an asset or the price paid to transfer a liability on the measurement date. It focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

Level 1 - Observable prices in active markets for identical assets and liabilities.

Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Recurring Fair Value Measurements

The following table presents the fair values for those assets and (liabilities) measured on a recurring basis at June 30, 2012:

	Fair Value Measurements			
(in millions)	Level 1	Level 2	Level 3	Total
Cash Equivalents (1)	$ 997	$ —	$ —	$ 997
Forward Contracts (2)	—	49	—	49
Other Investments (3)	78	—	—	78
Contingent Consideration Obligation (4)	—	—	(4)	(4)
Total	$ 1,075	$ 49	$ (4)	$ 1,120

The following table presents the fair values for those assets and (liabilities) measured on a recurring basis at June 30, 2011:

	Fair Value Measurements			
(in millions)	Level 1	Level 2	Level 3	Total
Cash Equivalents (1)	$ 1,066	$ —	$ —	$ 1,066
Forward Contracts (2)	—	32	—	32
Other Investments (3)	80	—	—	80
Contingent Consideration Obligation (4)	—	—	(75)	(75)
Total	$ 1,146	$ 32	$ (75)	$ 1,103

(1) Cash equivalents are comprised of highly liquid investments purchased with a maturity of three months or less. The carrying value of these cash equivalents approximates fair value due to their short-term maturities.

(2) The fair value of foreign currency contracts, commodity contracts and interest rate swaps is determined based on the present value of expected future cash flows considering the risks involved, including non-performance risk, and using discount rates appropriate for the respective maturities. Observable Level 2 inputs are used to determine the present value of expected future cash flows.

(3) The other investments balance includes investments in mutual funds, which are used to offset fluctuations in deferred compensation liabilities. These mutual funds primarily invest in the equity securities of companies with large market capitalization and high quality fixed income debt securities. The fair value of these investments is determined using quoted market prices.

(4) The contingent consideration obligation was incurred in connection with the acquisition of P4 Healthcare. See Note 2 for additional information regarding the contingent consideration obligation related to the P4 Healthcare acquisition including an explanation of the reduction in the estimated fair value during fiscal 2012. The fair value of the contingent consideration obligation was determined based on a probability-weighted income approach derived from EBITDA estimates and probability assessments with respect to the likelihood of achieving the various EBITDA targets. The fair value measurement was based on significant inputs unobservable in the market and thus represents a Level 3 measurement. At each reporting date, we revalued the contingent consideration obligation to estimated fair value. Changes in the fair value of the contingent consideration obligation resulted from changes in the terms of the contingent payments, changes in discount periods and rates, changes in the timing and amount of EBITDA estimates, and changes in probability assumptions with respect to the timing and likelihood of achieving the EBITDA targets. As a result of changes in our estimate of performance in future periods due in large part to the loss of revenue from a significant customer of the P4 Healthcare legacy business in fiscal 2012, we revised the timing and amount of EBITDA estimates and made changes in probability assumptions with respect to the likelihood of achieving the EBITDA targets.

Notes to Consolidated Financial Statements

The following table presents a reconciliation of those liabilities measured at fair value on a recurring basis using unobservable inputs (Level 3):

(in millions)	Contingent Consideration Obligation
Carrying value at June 30, 2011	$ 75
Realized gain, net (1)	(71)
Carrying value at June 30, 2012	**$ 4**

(1) Reflects changes in our estimate of performance in future measurement periods offset by implied interest for the period. Amount is included in acquisition-related costs in the consolidated statements of earnings.

13. Shareholders' Equity

At June 30, 2012 and 2011, authorized capital shares consisted of the following: 750 million Class A common shares, without par value; 5 million Class B common shares, without par value; and 500 thousand non-voting preferred shares, without par value. The Class A common shares and Class B common shares are collectively referred to below as "Common Shares". Holders of Common Shares are entitled to share equally in any dividends declared by the Board of Directors and to participate equally in all distributions of assets upon liquidation. Generally, the holders of Class A common shares are entitled to one vote per share, and the holders of Class B common shares are entitled to one-fifth of one vote per share on proposals presented to shareholders for vote. Under certain circumstances, the holders of Class B common shares are entitled to vote as a separate class. Only Class A common shares were outstanding as of June 30, 2012 and 2011.

We repurchased $950 million of our Common Shares, in aggregate, through share repurchase programs during fiscal 2012, 2011 and 2010, as described below. We funded the repurchases through available cash. The Common Shares repurchased are held in treasury to be used for general corporate purposes.

Fiscal 2012

During fiscal 2012, we repurchased 10.3 million Common Shares having an aggregate cost of $450 million. The average price paid per Common Share for all Common Shares repurchased during fiscal 2012 was $43.64.

Fiscal 2011

During the three months ended September 30, 2010, we repurchased 7.5 million Common Shares having an aggregate cost of $250 million. The average price paid per Common Share for all Common Shares repurchased during fiscal 2011 was $33.22.

Fiscal 2010

During fiscal 2010, we repurchased 7.4 million Common Shares having an aggregate cost of $250 million, of which $20 million cash settled in fiscal 2011. The average price paid per Common Share for all Common Shares repurchased during fiscal 2010 was $33.85.

14. Earnings Per Share

The following table reconciles the number of Common Shares used to compute Basic EPS and Diluted EPS for fiscal 2012, 2011 and 2010:

(in millions)	**2012**	2011	2010
Weighted-average Common Shares–basic	**345**	349	359
Effect of dilutive securities:			
Employee stock options, restricted shares and restricted share units	**4**	4	2
Weighted-average Common Shares–diluted	**349**	353	361

The potentially dilutive employee stock options that were antidilutive for fiscal 2012, 2011 and 2010 were approximately 10 million, 11 million and 19 million, respectively.

15. Segment Information

Our operations are principally managed on a products and services basis and are comprised of two operating segments which are the same as our reportable segments: Pharmaceutical and Medical. The factors for determining the reportable segments include the manner in which management evaluates our performance combined with the nature of the individual business activities. The accounting policies of the segments are the same as those described in Note 1.

Effective the first quarter of fiscal 2012, we began reporting the operating results of certain operations previously reported within the Pharmaceutical segment, including portions of our Cardinal Health China and Cardinal Health Puerto Rico subsidiaries, within the Medical segment to better align reported results with the nature of the services provided. Prior period financial results have not been adjusted because the change in reporting was not significant to previously reported segment results.

The Pharmaceutical segment distributes branded and generic pharmaceutical, specialty pharmaceutical, over-the-counter healthcare and consumer products. It also operates nuclear pharmacies and cyclotron facilities that prepare and deliver radiopharmaceuticals for use in nuclear imaging and other procedures in hospitals and clinics. In addition, this segment franchises retail pharmacies and provides pharmacy services to hospitals and other healthcare facilities. Through our Cardinal Health China business, this segment imports and distributes pharmaceuticals, over-the-counter and consumer products as well as provides services in China.

The Medical segment develops, manufactures, sources and distributes medical, surgical and laboratory products. Our medical and surgical products are sold directly or through third-party distributors in the United States, Canada, Europe, South America, China and other parts of the Asia/Pacific region.

The following table includes revenue for each reportable segment and reconciling items necessary to agree to amounts reported in the consolidated financial statements:

(in millions)	**2012**	2011	2010
Pharmaceutical	**$ 97,925**	$ 93,744	$ 89,790
Medical	**9,642**	8,922	8,750
Total segment revenue	**107,567**	102,666	98,540
Corporate (1)	**(15)**	(22)	(37)
Total consolidated revenue	**$ 107,552**	$ 102,644	$ 98,503

(1) Corporate revenue consists of the elimination of inter-segment revenue.

We evaluate segment performance based upon segment profit, among other measures. Segment profit is segment revenue, less segment cost of products sold, less segment SG&A expense. Segment SG&A expenses include equity share-based compensation expense as well as allocated corporate expenses for shared functions, including corporate management, corporate finance, financial shared services, human resources, information technology, legal and an integrated hospital sales organization. Corporate expenses are allocated to the segments based upon headcount, level of benefit provided and ratable allocation. Information about interest income and expense and income taxes is not provided at the segment level.

Notes to Consolidated Financial Statements

Restructuring and employee severance, acquisition-related costs, impairments and loss on disposal of assets, litigation (recoveries)/ charges, net, certain investment and other spending are not allocated to the segments. See Notes 2, 3, 4 and 9, respectively for further discussion of our acquisition-related costs, restructuring and employee severance, impairments and loss on disposal of assets and litigation (recoveries)/ charges, net and Note 1 for a discussion of the reclassification of amortization of acquisition-related intangible assets. Investment spending generally includes the first year spend for certain projects that require incremental strategic investments in the form of additional operating expenses. We encourage our segments to identify investment projects that will promote innovation and provide future returns. As approval decisions for such projects are dependent upon executive management, the expenses for such projects are often retained at Corporate. Investment spending within Corporate was $21 million, $14 million and $26 million for fiscal 2012, 2011 and 2010, respectively. Spin-Off costs included in SG&A expenses of $2 million, $10 million and $11 million for fiscal 2012, 2011 and 2010, respectively, are not allocated to our segments.

The following table includes segment profit by reportable segment and reconciling items necessary to agree to amounts reported in the consolidated financial statements:

(in millions)	2012	2011	2010
Pharmaceutical	$ 1,558	$ 1,329	$ 1,011
Medical	332	373	429
Total segment profit	1,890	1,702	1,440
Corporate	(98)	(188)	(133)
Total consolidated operating earnings	$ 1,792	$ 1,514	$ 1,307

The following tables include depreciation and amortization and capital expenditures for fiscal 2012, 2011 and 2010 for each segment:

(in millions)	2012	2011	2010
Pharmaceutical	$ 42	$ 42	$ 41
Medical	72	62	63
Corporate	211	209	150
Total depreciation and amortization	$ 325	$ 313	$ 254

(in millions)	2012	2011	2010
Pharmaceutical	$ 44	$ 55	$ 33
Medical	100	123	81
Corporate	119	113	146
Total capital expenditures	$ 263	$ 291	$ 260

The following table includes total assets at June 30, 2012, 2011 and 2010 for each segment as well as reconciling items necessary to total the amounts reported in the consolidated financial statements:

(in millions)	2012	2011	2010
Pharmaceutical	$ 16,642	$ 16,126	$ 12,103
Medical	4,399	3,895	3,868
Corporate	3,219	2,825	4,019
Total consolidated assets	$ 24,260	$ 22,846	$ 19,990

The following tables present revenue and net property and equipment for fiscal 2012, 2011 and 2010 by geographic area:

(in millions)	2012	2011	2010
United States	$ 105,205	$ 101,080	$ 97,663
International	2,347	1,564	840
Total consolidated revenue	$ 107,552	$ 102,644	$ 98,503

(in millions)	2012	2011	2010
United States	$ 1,425	$ 1,398	$ 1,355
International	126	114	114
Total consolidated property and equipment, net	$ 1,551	$ 1,512	$ 1,469

16. Share-Based Compensation and Savings Plans

Share-Based Compensation Plans

We maintain stock incentive plans (collectively, the "Plans") for the benefit of certain of our officers, directors and employees. At June 30, 2012, 42 million shares remain available for future issuances under the Plans. This amount includes 33 million shares available under the Cardinal Health, Inc. 2011 Long-Term Incentive Plan ("2011 LTIP"), 1 million shares available under the Cardinal Health, Inc. 2007 Nonemployee Directors Equity Incentive Plan and 8 million shares available under our employee stock purchase plans which were indefinitely suspended in May 2009. The number of shares authorized for issuance under the 2011 LTIP will increase by shares that are not issued under outstanding equity awards. The 2011 LTIP contains fungible share counting provisions. Under these provisions, stock options are counted against the plan as one share for every share issued; awards other than stock options are counted against the plan as two and one-half shares for every share issued. This means that only 13 million shares could be issued under awards other than stock options while 33 million shares could be issued under stock options.

The following table provides total share-based compensation expense from continuing operations by type of award for fiscal 2012, 2011 and 2010:

(in millions)	2012	2011	2010 (1)
Restricted share and share unit expense	$ 55	$ 52	$ 57
Employee stock option expense	25	26	41
Performance share unit expense	6	—	—
Employee stock purchase plan expense	—	—	1
Stock appreciation right (income)/expense	(1)	2	1
Total share-based compensation expense from continuing operations	$ 85	$ 80	$ 100

(1) Excludes share-based compensation expense charged to discontinued operations, which was approximately $2 million, net of tax, during fiscal 2010. Share-based compensation expense charged to restructuring and employee severance related to the Spin-Off was approximately $10 million, net of tax, during fiscal 2010.

The total tax benefit from continuing operations related to share-based compensation was $31 million, $29 million and $36 million for fiscal 2012, 2011 and 2010, respectively.

Stock Options

Employee stock options granted under the Plans generally vest in equal annual installments over three years and are exercisable for periods ranging from seven to ten years from the date of grant. All employee stock options are exercisable at a price equal to the market value of the Common Shares underlying the option at the date of grant.

The following summarizes all stock option transactions under the Plans from June 30, 2010 through June 30, 2012:

(in millions, except per share amounts)	Stock Options Outstanding	Weighted Average Exercise Price per Common Share
Balance at June 30, 2010	24	$ 37.88
Granted	4	31.07
Exercised	(3)	30.16
Canceled and forfeited	(2)	43.34
Balance at June 30, 2011	23	$ 37.02
Granted	2	41.58
Exercised	(2)	30.26
Canceled and forfeited	(2)	47.19
Balance at June 30, 2012	**21**	**$ 37.29**
Exercisable at June 30, 2012	**15**	**$ 38.80**

The following table provides data related to all stock option activity for fiscal 2012, 2011 and 2010:

(in millions, except per share amounts)	2012	2011	2010
Weighted-average grant date fair value per stock option	$ 9.26	$ 6.40	$ 6.44
Aggregate intrinsic value of exercised options	27	26	7
Aggregate intrinsic value of outstanding options at period end	137	217	57
Cash received upon exercise	42	63	40
Cash tax disbursements realized related to exercise	(4)	(14)	(16)
Total compensation cost, net of estimated forfeitures, related to unvested stock options not yet recognized, pre-tax	25	29	32
Weighted-average period over which stock option compensation cost is expected to be recognized in years	2	2	2
Weighted-average remaining contractual life in years	3	4	4

The fair values of the stock options granted to our employees and directors during fiscal 2012, 2011 and 2010 were estimated on the date of grant using a lattice valuation model. We believe the lattice model provides reasonable estimates because it has the ability to take into account individual exercise patterns based on changes in our stock price and other variables and it provides for a range of input assumptions, which are disclosed in the table below. The risk-free rate is based on the United States Treasury yield curve at the time of the grant. We analyzed historical data to estimate option exercise behaviors and employee terminations to be used within the lattice model. The expected life of the options granted was calculated from the option valuation model and represents the length of time in years that the options granted are expected to be outstanding. Expected volatilities are based on implied volatility from traded options on our Common Shares and historical volatility over a period of time commensurate with the contractual term of the option grant (up to ten years). The following table provides the range of assumptions used for options valued during fiscal 2012, 2011 and 2010:

	2012	2011	2010
Risk-free interest rate	1.2% - 1.3%	1.2% - 1.7%	1.9% - 2.5%
Expected volatility	29%	27% - 32%	32%
Dividend yield	2.0% - 2.1%	2.2% - 2.5%	2.0% - 2.8%
Expected life in years	6	5	4 - 5

Restricted Shares and Restricted Share Units

Restricted shares and restricted share units granted under the Plans generally vest in equal installments over three years. The fair value is determined by the grant date market price of our Common Shares. Restricted shares and restricted share units accrue dividends or cash dividend equivalents that are payable upon vesting of the awards.

The following table summarizes all transactions related to restricted shares and restricted share units under the Plans from June 30, 2010 through June 30, 2012:

(in millions, except per share amounts)	Shares	Weighted Average Grant Date Fair Value per Share
Nonvested at June 30, 2010	3	$ 33.33
Granted	2	31.42
Vested	(1)	36.11
Canceled and forfeited	—	—
Nonvested at June 30, 2011	4	$ 31.31
Granted	2	41.67
Vested	(2)	32.50
Canceled and forfeited	—	—
Nonvested at June 30, 2012	**4**	**$ 35.46**

The following table provides data related to all restricted share and restricted share unit activity for fiscal 2012, 2011 and 2010:

(in millions)	2012	2011	2010
Total compensation cost, net of estimated forfeitures, related to nonvested restricted share and share unit awards not yet recognized, pre-tax	$ 67	$ 56	$ 58
Weighted-average period in years over which restricted share and share unit cost is expected to be recognized	2	2	2

Performance Share Units

Beginning in fiscal 2012, performance share units were granted under the Plans, which represent Common Shares potentially issuable in the future. Performance share units generally vest over two-year and three-year performance periods based on achievement of specific performance goals. Based on the extent to which the targets are achieved, vested shares may range from 0 percent to 200 percent of the target award amount. The fair value of performance share units is determined by the grant date market price of our Common Shares and the compensation expense associated with nonvested performance share units is dependent on our periodic assessment of the probability of the targets being achieved and our estimate of the number of shares that will ultimately be issued. Performance share units accrue cash dividend equivalents that are payable upon vesting of the awards.

The following table summarizes information related to performance share units under the Plans (based on target award amounts) from June 30, 2011 through June 30, 2012:

(in millions, except per share amounts)	Performance Share Units	Weighted Average Grant Date Fair Value per Share
Nonvested at June 30, 2011	—	$ —
Granted	1	42.60
Vested	—	—
Canceled and forfeited	—	—
Nonvested at June 30, 2012	**1**	**$ 42.60**

The following table provides data related to all performance share unit activity for fiscal 2012, 2011 and 2010:

(in millions)	2012
Total compensation cost, net of estimated forfeitures, related to nonvested performance share units not yet recognized, pre-tax	$ 12
Weighted-average period in years over which performance share unit cost is expected to be recognized	2

Notes to Consolidated Financial Statements

Adjustments to Stock Incentive Plans

In connection with the Spin-Off, on August 31, 2009, we adjusted share-based compensation awards granted under the Plans into awards based on our Common Shares and/or CareFusion common stock, as applicable. For purposes of the vesting of these equity awards, continued employment or service with us or with CareFusion is treated as continued employment for purposes of both our and CareFusion's equity awards.

The adjustments to stock incentive plans were treated as a modification in accordance with share-based compensation accounting guidance and resulted in a total incremental compensation cost of $1 million.

The following table summarizes the stock options outstanding as of June 30, 2012:

(in millions)	Our Awards	CareFusion Awards
Held by our employees and former employees	**20**	**5**
Held by CareFusion employees	1	
Total	**21**	

Employee Savings Plans

Substantially all of our domestic non-union employees are eligible to be enrolled in our company-sponsored contributory retirement savings plans, which include features under Section 401(k) of the Internal Revenue Code of 1986, as amended, and provide for matching and profit sharing contributions by us. Our contributions to the plans are determined by the Board of Directors subject to certain minimum requirements as specified in the plans. The total expense for our employee retirement savings plans was $53 million, $70 million and $84 million for fiscal 2012, 2011 and 2010, respectively.

17. Selected Quarterly Financial Data (Unaudited)

The following is selected quarterly financial data for fiscal 2012 and 2011. The sum of the quarters may not equal year-to-date due to rounding.

(in millions, except per Common Share amounts)	First Quarter	Second Quarter	Third Quarter	**Fourth Quarter**
Fiscal 2012				
Revenue	$ 26,792	$ 27,078	$ 26,918	**$ 26,764**
Gross margin	1,084	1,114	1,207	**1,136**
Distribution, selling, general and administrative expenses	644	640	683	**712**
Earnings from continuing operations	237	264	332	**236**
Earnings/(loss) from discontinued operations	—	(2)	1	**—**
Net earnings	237	262	333	**236**
Earnings from continuing operations per Common Share:				
Basic	$ 0.69	$ 0.77	$ 0.96	**$ 0.68**
Diluted	0.68	0.76	0.95	**0.68**

(in millions, except per Common Share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2011				
Revenue	$ 24,438	$ 25,372	$ 26,071	$ 26,764
Gross margin	962	994	1,162	1,044
Distribution, selling, general and administrative expenses	581	607	670	671
Earnings from continuing operations	294	215	250	207
Earnings/(loss) from discontinued operations	1	—	(4)	(4)
Net earnings	295	215	246	203
Earnings from continuing operations per Common Share:				
Basic	$ 0.84	$ 0.62	$ 0.72	$ 0.59
Diluted	0.84	0.61	0.71	0.58

18. Subsequent Events

On August 8, 2012, our Board of Directors approved a new $750 million share repurchase program, which expires August 31, 2015, and canceled the share repurchase program which was to expire November 30, 2013.

Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also controls deemed effective now may become inadequate in the future because of changes in conditions, or because compliance with the policies or procedures has deteriorated or been circumvented.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Based on management's assessment and the COSO criteria, management believes that our internal control over financial reporting was effective as of June 30, 2012.

Our independent registered public accounting firm, Ernst & Young LLP, has issued a report on our internal control over financial reporting. Ernst & Young LLP's report appears below and expresses an unqualified opinion on the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Cardinal Health, Inc.

We have audited Cardinal Health, Inc. and subsidiaries' internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cardinal Health, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cardinal Health, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Cardinal Health, Inc. and subsidiaries as of June 30, 2012 and 2011 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2012 of Cardinal Health, Inc. and subsidiaries and our report dated August 22, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Columbus, Ohio
August 22, 2012

Shareholder and Company Information and Performance Graphs

Shareholder and Company Information

Our Common Shares are listed on the New York Stock Exchange under the symbol "CAH." The following table reflects the range of the reported high and low closing prices of our Common Shares as reported on the New York Stock Exchange Composite Tape and the per share dividends declared for the fiscal years ended June 30, 2012 and 2011, and from July 1, 2012 through the period ended on August 15, 2012.

	High	Low	Dividends
Fiscal 2011			
Quarter Ended:			
September 30, 2010	$ 35.88	$ 29.96	$ 0.195
December 31, 2010	39.11	31.99	0.195
March 31, 2011	42.84	38.58	0.195
June 30, 2011	45.54	40.65	0.215
Fiscal 2012			
Quarter Ended:			
September 30, 2011	$ 46.83	$ 37.99	$ 0.215
December 31, 2011	45.49	39.88	0.215
March 31, 2012	43.31	40.82	0.215
June 30, 2012	**43.33**	**40.33**	**0.2375**
Fiscal 2013			
Through August 15, 2012	$ 43.50	$ 39.12	$ 0.2375

As of August 15, 2012 there were approximately 11,470 shareholders of record of our Common Shares.

We anticipate that we will continue to pay quarterly cash dividends in the future. The payment and amount of future dividends remain, however, within the discretion of our Board of Directors and will depend upon our future earnings, financial condition, capital requirements and other factors.

Performance Graphs

In the past we have presented line graphs comparing the cumulative total return of our Common Shares with the cumulative total return of the Standard & Poor's Composite—500 Stock Index (the "S&P 500 Index") and the Value Line Healthcare Sector Index (the "Value Line Healthcare Sector Index"), an independently prepared index that includes more than 100 companies in the healthcare industry. This year we have also included a comparison against the Standard & Poor's Composite—500 Healthcare Index (the "S&P 500 Healthcare Index"), an independently prepared index that includes more than 50 companies in the healthcare industry. Next year we do not intend to include the Value Line Healthcare Index in our comparison of cumulative total return. We are changing to the S&P 500 Healthcare Index because we believe it to be a more commonly used index by large healthcare companies.

Five Year Performance Graph

The following graph assumes, in each case, an initial investment of $100 on June 30, 2007, based on the market prices at the end of each fiscal year through and including June 30, 2012, and reinvestment of dividends. The Value Line Healthcare Sector Index, the S&P 500 Healthcare Index and the S&P 500 Index investments are weighted on the basis of market capitalization at the beginning of each period. We have adjusted the market price of our Common Shares prior to August 31, 2009 to reflect the Spin-Off of CareFusion on August 31, 2009.


$150.00
$100.00
$50.00
$0.00
2007
2008
2009
2010
2011
2012
$100.00
$89.88
$88.28
$86.88
$73.68
$78.15
$77.82
$64.11
$44.40
$85.20
$85.18
$73.36
$69.56
$123.68
$109.48
$95.94
$95.88
$132.73
$120.17
$101.10
$90.62
♦Cardinal Health, Inc.
■S&P 500 Index
▲Value Line Healthcare Sector Index
●S&P 500 Healthcare Index

	June 30,					
	2007	2008	2009	2010	2011	**2012**
Cardinal Health, Inc.	$ 100.00	$73.68	$44.40	$69.56	$ 95.94	**$ 90.62**
S&P 500 Index	100.00	86.88	64.11	73.36	95.88	**101.10**
Value Line Healthcare Sector Index	100.00	89.88	77.82	85.20	123.68	**132.73**
S&P 500 Healthcare Index	100.00	88.28	78.15	85.18	109.48	**120.17**

Post Spin-Off Graph

We have included a second graph below to show our cumulative total return compared with the cumulative total return of the S&P 500 Index, the Value Line Healthcare Sector Index and the S&P 500 Healthcare Index since the Spin-Off of our clinical and medical products business on August 31, 2009. The line graph assumes, in each case, an initial investment of $100 on August 31, 2009 through and including June 30, 2012, and reinvestment of dividends. We have adjusted the market price of our Common Shares on August 31, 2009 to reflect the Spin-Off.


$200.00
$150.00
$100.00
$50.00
$0.00
31-Aug-09
30-Jun-10
30-Jun-11
30-Jun-12
$100.00
$138.45
$102.68
$100.55
$100.10
$190.95
$145.31
$134.20
$129.25
$180.33
$155.95
$141.86
$141.48
♦Cardinal Health, Inc.
■S&P 500 Index
▲Value Line Healthcare Sector Index
●S&P 500 Healthcare Index

	August 31, 2009	June 30, 2010	June 30, 2011	**June 30, 2012**
Cardinal Health, Inc.	$ 100.00	$ 138.45	$ 190.95	**$ 180.33**
S&P 500 Index	100.00	102.68	134.20	**141.48**
Value Line Healthcare Sector Index	100.00	100.10	145.31	**155.95**
S&P 500 Healthcare Index	100.00	100.55	129.25	**141.86**

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Corporate and investor information

Corporate Offices
Cardinal Health
7000 Cardinal Place
Dublin, Ohio 43017
(614) 757.5000
cardinalhealth.com
Twitter: @CardinalHealth

Common shares
Cardinal Health common shares are listed on the New York Stock Exchange under the ticker symbol "CAH" and are a component of the Standard & Poor's 500 Index. As of August 15, 2012, Cardinal Health had approximately 11,500 shareholders of record.

Annual meeting
The 2012 Annual Meeting of Shareholders will be held at 8 a.m. local time on November 2, 2012, at Cardinal Health headquarters in Dublin, Ohio. Shareholders are cordially invited to attend.

Auditors
Ernst & Young LLP

Fiscal 2012 cash dividend declarations

Fiscal quarter	Record date	Payment date	Per common share amount
1st	October 1, 2011	October 15, 2011	$0.215
2nd	January 1, 2012	January 15, 2012	$0.215
3rd	April 1, 2012	April 15, 2012	$0.215
4th	July 1, 2012	July 15, 2012	$0.2375

Financial information
Comprehensive financial and other information about Cardinal Health can be obtained by visiting the Investors page at cardinalhealth.com.

Available information includes historical stock information, research analyst coverage, past and present financial statements, recent company presentations, SEC filings, corporate governance guidelines and board committee charters. This information — including the Cardinal Health Annual Report, Forms 10-K, 10-Q, 8-K and other published corporate literature — is also available without charge upon written request to the Investor Relations department at the corporate office, or by calling Investor Relations at (614) 757.4757.

Cardinal Health uses its website as a channel of distribution for material company information. Important information, including news releases, earnings and analyst presentations, and financial information regarding Cardinal Health is routinely posted and accessible on the Investors page at cardinalhealth.com. In addition, the Cardinal Health website allows investors and other interested persons to sign up to automatically receive email alerts when the company posts news releases, SEC filings and certain other information on its website.

For non-investor related inquiries please call the company's main telephone number at (614) 757.5000.

Transfer agent and registrar
Shareholders with inquiries regarding address corrections, dividend payments, lost certificates or changes in registered ownership should contact the Cardinal Health stock transfer agent:

Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
(877) 498.8861
computershare.com



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